Exhibit 10.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

BY AND AMONG

BFS GROUP LLC

as Purchaser,

HIGH MOUNTAIN DOOR AND TRIM INC.,

as the Seller

and

1847 HOLDINGS, LLC

as the Owner

Dated as of September 30, 2024

TABLE OF CONTENTS

ARTICLE 1 SALE AND PURCHASE OF ASSETS		1
1.1	Purchased Assets	1
1.2	Excluded Assets	3
1.3	Assumed Liabilities	4
1.4	Retained Liabilities	5

ARTICLE 2 PURCHASE PRICE		7
2.1	Purchase Price	7
2.2	Closing Date Payment Amount	7
2.3	Net Working Capital Adjustment	8
2.4	Wrong Pockets	10
2.5	Proration of Ad Valorem Taxes	11
2.6	Collection of Accounts Receivable	11
2.7	Allocation of Purchase Price	11

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES		13
3.1	Organization; Capitalization	13
3.2	Authority; No Violation; Enforceability	13
3.3	Financial Matters	14
3.4	Good Title to Purchased Assets	15
3.5	Absence of Certain Changes	15
3.6	Inventories	17
3.7	Personal Properties	17
3.8	Real Property	17
3.9	Sufficiency of Assets	18
3.10	Contracts	19
3.11	No Litigation	20
3.12	Operations Conducted Lawfully	21
3.13	Environmental Protection	21
3.14	Intellectual Properties	22
3.15	Tax Matters	23
3.16	Labor Matters	24
3.17	Employee Plans and Related Matters	26
3.18	Major Customers and Suppliers	27
3.19	Product Warranties	27
3.20	Insurance	28
3.21	Affiliate Transactions	28
3.22	Brokers	28
3.23	Disclosure	29

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PURCHASER		29
4.1	Organization	29
4.2	Authority; No Violation; Enforceability	29

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4.3	No Litigation	29
4.4	Brokers	30
4.5	Independent Investigation	30

ARTICLE 5 CLOSING; CLOSING CONDITIONS		30
5.1	Generally	30
5.2	Deliveries at Closing	30
5.3	Purchaser’s Closing Conditions	32
5.4	Seller Parties’ Closing Conditions	33

ARTICLE 6 OTHER AGREEMENTS		34
6.1	Operation of the Business Prior to the Closing	34
6.2	Third Party Consents; Conflicting Instruments	36
6.3	Employee Matters	36
6.4	Certain Tax Matters	37
6.5	Accounts Receivable	38
6.6	Inventory	38
6.7	Name	39
6.8	Public Announcements	39
6.9	Restrictive Covenants	39
6.10	Expenses	41
6.11	Cooperation; Further Assurances; Seller Parties Manner of Acting	41
6.12	Access	42
6.13	No-Shop	42
6.14	Pre-Closing Warranty Claims	43

ARTICLE 7 INDEMNIFICATION		43
7.1	By Seller Parties	43
7.2	By Purchaser	44
7.3	Survival; Time Limitations	44
7.4	Additional Limitations	45
7.5	Procedure for Claims and Satisfaction	46
7.6	Exclusive Remedy	48

ARTICLE 8 TERMINATION		48
8.1	Termination	48
8.2	Effect of Termination	49

ARTICLE 9 MISCELLANEOUS		50
9.1	Definitions	50
9.2	Notices	50
9.3	Remedies Cumulative	51
9.4	Entire Agreement; Amendment; Waiver; Severability	51
9.5	Assignment; Successors and Assigns	51
9.6	Governing Law	51
9.7	Seller’s Disclosure Letter	52
9.8	No Third Party Beneficiaries	52
9.9	Construction	52
9.10	Computation of Time	52
9.11	Dispute Resolution; Consent to Jurisdiction	53
9.12	Counterparts and Signatures	53

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APPENDICES, SCHEDULES AND EXHIBITS

Appendix I	Definitions

Exhibit A	Location of the Premises
Exhibit B	Allocation Methodology
Exhibit C	Lease Amendment Terms

* * *

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ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is dated as of September 30, 2024, by and among BFS Group LLC, a Delaware limited liability company (“Purchaser”), High Mountain Door and Trim Inc., a Nevada corporation (the “Seller”), and 1847 Holdings, LLC, a Delaware limited liability company (the “Owner”). The Seller and the Owner are sometimes referred to herein as a “Seller Party” and, collectively, as the “Seller Parties.” Purchaser and each of the Seller Parties are each sometimes individually referred to herein as a “Party” and collectively as the “Parties.”

BACKGROUND STATEMENT

The Seller operates a business consisting of the distribution and installation of building products including millwork, windows, doors, hardware, carpentry products and other related products to homebuilders, contractors, developers, homeowners, and commercial and multi-family construction projects (collectively, the “Business”). Such Business is conducted primarily from the locations listed on Exhibit A (the “Premises”). The Seller desires to sell substantially all of the assets and transfer certain of the liabilities used in the Business to Purchaser, and Purchaser desires to purchase such assets and assume such liabilities from the Seller, all in accordance with the terms and conditions contained in this Agreement. The Owner owns 92.5% of the outstanding capital stock of the Seller, has, together with the Seller’s other shareholder, approved the transactions described herein, will benefit from the payment of the Purchase Price and is joining in this Agreement for the various purposes described herein.

AGREEMENT

Each of the Parties, in consideration of the mutual agreements set forth below (the mutuality, adequacy and sufficiency of which are hereby acknowledged), hereby agrees, intending to be legally bound, as follows:

ARTICLE 1

SALE AND PURCHASE OF ASSETS

1.1 Purchased Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing and effective as of the Effective Time, Seller shall sell, convey, transfer and assign to Purchaser, free and clear of all Liens except Permitted Liens, and Purchaser shall purchase and accept from the Seller, effective as of the Effective Time, all of the Seller’s rights, interest and title in and to the following assets, properties and rights, whether owned, leased or licensed by the Seller, but excluding in all cases the Excluded Assets (collectively, the “Purchased Assets”):

(a) all fixed assets, including machinery, equipment, tools, spare parts, warehouse supplies, furniture, furnishings, fixtures, office equipment, telecommunications equipment, computer systems, motor vehicles, mobile equipment, rolling stock and other tangible personal property used or held for use in connection with the conduct of the Business, including the items listed or described in Schedule 1.1(a) (collectively, the “Owned Personal Property”);

(b) all trade and merchandise inventories used or held for use in connection with the Business (wherever located), including all finished goods, all goods held for sale, all work in process, materials, spare parts, components, accessories, supplies, packaging materials, raw materials and related items and including prepaid in-transit and prepaid on-order inventories (the “Inventory”), but excluding any Excluded Inventory removed from the Premises by the Seller pursuant to Section 2.3(c);

(c) all of the Seller’s interests in (i) the Contracts, including each of the Contracts set forth on Schedule 1.1(c), (ii) orders to purchase Inventory or acquire services from the Business placed by customers of the Business, which are outstanding as of the Effective Time, and (iii) orders to purchase supplies or other goods for use in the Business by the Seller which are outstanding as of the Effective Time (collectively, the “Assumed Contracts”);

(d) all records (other than Excluded Records) relating to the Purchased Assets and the Business, including those related to purchases and sales of Inventory made by the Seller, compliance with building codes and other governmental permits, orders or requirements; to the Assumed Liabilities and all customer lists, customer, subcontractor and supplier files, asset ledgers, financial records, Inventory records, catalogs, warranty documents, consulting studies relating to the Business and copies of all personnel files related to Continuing Employees, to the extent permitted by Applicable Law (the “Files and Records”);

(e) to the extent transferable or assignable by their terms and pursuant to Applicable Law, all licenses, permits, approvals, authorizations, registrations, certificates, variances or similar rights issued by any Governmental Authority for the Business, including those set forth on Schedule 1.1(e) (the “Assigned Permits”);

(f) all accounts receivable of the Business (including all retainage and holdbacks owed to the Seller) outstanding as of the Effective Time, including, to the extent not paid as of the Effective Time, those set forth on Schedule 3.3(c) of the Seller’s Disclosure Letter (the “Accounts Receivable”);

(g) all usable and transferable prepayments, prepaid expenses and deposits paid by the Seller with respect to the Business, including lease, security and utility deposits and prepayments under any Assumed Contract;

(h) all of the Seller’s rights to discounts, credits and rebates under any vendor incentive program benefits, in each case which accrued prior to, but remain unpaid as of, the Closing Date;

(i) the right to bill for and collect on any unbilled revenue of the Business;

(j) all rights of the Seller under non-disclosure or confidentiality, Intellectual Property assignment, non-compete, or non-solicitation agreements with Employees or with third parties to the extent related to the Business, Purchased Assets or Employees;

(k) all claims of the Seller against third parties arising from or relating to the Business, the Purchased Assets or the Assumed Liabilities (including rights and proceeds arising therefrom and rights or claims to payments to the extent primarily related to the Purchased Assets under any Seller Insurance Policies);

(l) all Intellectual Property owned, licensed, used or held for use by the Seller in connection with the operation of the Business, including the websites, domain names, software and tradenames set forth on Schedule 3.14(a) of the Seller’s Disclosure Letter (collectively, the “Seller Intellectual Property”);

(m) all advertising, marketing and promotional materials and all other printed or written materials, including website content (including all of the Seller’s or the Owner’s rights to any content developed by the Seller or the Owner and posted to a third-party website), social media accounts and telephone numbers that are related to or used by the Seller in the conduct of the Business;

(n) all goodwill relating to the Business; and

(o) all other assets or interests (other than Excluded Assets) to which the Seller or any Affiliate thereof has any right by ownership, use or otherwise or in which the Seller has a conveyable or assignable interest on the Closing Date and which relate to the Business.

1.2 Excluded Assets. Notwithstanding anything in this Agreement to the contrary, the following assets and properties of the Seller are not included in the Purchased Assets and are not being purchased by Purchaser pursuant to this Agreement (the “Excluded Assets”):

(a) cash and cash equivalents, including short-term instruments, marketable securities, certificates of deposit and similar items;

(b) all real property, leasehold improvements and all leasehold interests under leases that are not Assumed Contracts;

(c) all Employee Plans;

(d) all loans, notes, investments, receivables or advances made by or to the Seller by or to any officer, director, member, employee, partner, Owner or affiliated entity of the Seller;

(e) all Tax Returns and Tax filings related to income and franchise Taxes and any Tax books and records related to the Business, and any Tax assets of the Seller (including any duty and Tax refunds and prepayments related to the operation of the Business prior to the Closing);

(f) all right, title and interest of the Seller in any bank, investment or securities accounts;

(g) all Seller Insurance Policies and all rights and proceeds arising therefrom (other than any claims or rights to payment to the extent primarily related to the Purchased Assets) and any excess deposits and excess reserve funds under workers compensation policies and risk retention programs;

(h) all rights of the Seller under this Agreement and the other Transaction Documents;

(i) the Seller’s (i) minute books, corporate seal, stock ledger, share transfer records and other organizational records having to do with the formation and capitalization of the Seller, (ii) personnel records and other records relating to the Employees that the Seller is required by Applicable Law to retain in its possession or which cannot be transferred by the Seller without violation of privacy laws applicable to the Seller (provided that, to the extent permitted by Applicable Law, the Seller will provide to Purchaser copies of any such personnel or employee records), and (iii) the Seller’s Tax Returns (collectively, the “Excluded Records”);

(j) all capital stock, membership interests or other interests owned by the Seller in any other entity, and all rights related thereto;

(k) all Contracts that are not Assumed Contracts, including all oral contracts with Employees and other Contracts specifically set forth on Schedule 1.2(k);

(l) any Excluded Inventory removed from the Premises by Seller pursuant to Section 2.3(c); and

(m) any non-operating assets of the Business that are specifically identified on Schedule 1.2(m).

1.3 Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, at the Closing and effective as of the Effective Time, Purchaser shall assume the following Liabilities (and only the following Liabilities) (collectively, the “Assumed Liabilities”):

(a) the Liabilities of the Seller arising under the Assumed Contracts after the Effective Time (including purchase orders for Inventory or other goods and services to be used in the Business that are outstanding as of the Effective Time reflected on the Seller’s books), but only to the extent relating to performance that is first due after the Effective Time and not as a result of any failure to perform, improper performance or other breach, default or violation by the Seller prior to the Effective Time;

(b) subject to Section 6.14, all Liabilities arising out of any Warranty Work;

(c) the trade accounts payable of the Seller accrued in the ordinary course of business but only to the extent such amounts are specifically included in the final determination of Closing Net Working Capital pursuant to Section 2.3 (the “Assumed Payables”);

(d) the Liabilities of the Seller with respect to the portion of customer deposits accrued in the ordinary course of business that have not been earned as of the Closing or expended for the purchase of goods or materials, but only to the extent such amounts are specifically included in the final determination of Closing Net Working Capital pursuant to Section 2.3 (collectively, the “Assumed Customer Deposit Liabilities”); and

(e) the prorated share of any ad valorem Taxes with respect to the Purchased Assets relating to any taxable period beginning after the Closing Date as described in Section 2.5.

1.4 Retained Liabilities. Each of the Parties acknowledges and agrees that Purchaser is not assuming or becoming liable for (and Purchaser hereby expressly disclaims any liability for) any Liability of the Seller Parties or any of their respective Affiliates or Representatives, however or whenever arising, excepting only the Assumed Liabilities. All such unassumed Liabilities (the “Retained Liabilities”) are being retained by the applicable Seller Party, and the Seller shall, and the Owner shall cause the Seller to, pay, perform or otherwise discharge all Retained Liabilities as they become due. Retained Liabilities include the following:

(a) all Liabilities of any Seller Party under the Transaction Documents;

(b) all Liabilities of any Seller Party for expenses or fees incident to or arising out of the negotiation, preparation, approval or authorization of this Agreement or any other Transaction Document, or the consummation (or preparation for the consummation) of the transactions contemplated hereby or thereby (including all attorneys’ and accountants’ fees and brokerage fees) (collectively, the “Third Party Transaction Expenses”);

(c) except as provided for in Section 1.3(e), all Liabilities for (i) any federal, state, local or other Taxes of any Seller Party for Taxes (including Taxes which are imposed on or measured by the revenue, income or profits of the Seller for any taxable period), (ii) any Taxes imposed on any Seller Party as a result of the transactions contemplated hereby, (iii) any Taxes related to the Purchased Assets or the Business that were incurred in or that are attributable to any taxable period ending on or before the Closing Date (“Pre-Closing Tax Period”), (iv) Taxes resulting from being a member of an affiliated group filing or filing an affiliated, consolidated combined or unitary Tax Return, and (v) Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise;

(d) other than Liabilities arising out of any Warranty Work and subject to Section 6.14, all Liabilities to customers or third parties with respect to services performed by a Seller Party prior to the Closing or products sold, installed or delivered by a Seller Party or its Representative prior to the Closing (except to the extent such Liabilities are covered by manufacturer or similar warranties that actually inure to the benefit of Purchaser), without regard to (i) the basis or theory of claim (including negligence, tort, breach of express or implied warranty, failure to warn, test, inspect or instruct, infringement, fraud or otherwise), (ii) the nature of the damages sought (property damage, economic loss, personal injury, wrongful death or other), or (iii) whether the claim arose or is asserted before or after the Closing;

(e) all Liabilities arising out of any labor or related agreement, or any employment or labor relationship, between the Seller and any of its respective Employees (regardless of when first known or asserted), including (i) claims for benefits, compensation (including salary, wages or commissions), bonuses or expense reimbursements accruing or arising on or prior to the Closing Date (including any retention or transaction bonuses resulting from the consummation of the transactions contemplated by this Agreement), (ii) all accrued but unused vacation or other paid-time off accruing or arising on or prior to the Closing Date, (iii) all Liabilities relating to any grievance or claim of the Employee, any Employee Plan or other employee benefit plan sponsored or maintained by the Seller or its Affiliates at any time or to which the Seller or its Affiliates has made contributions or has a liability, all severance claims of any Employee (including such claims relating to or resulting from the consummation of the transactions contemplated hereby), all workers’ compensation or Equal Employment Opportunity Commission (“EEOC”) claims, demands, investigations or proceedings or any other claim for compensation due from the Seller to an Employee, (iv) all Liabilities relating to any independent contractors and related misclassification issues under any Applicable Law occurring prior to the Closing, but whether arising before or after Closing, (v) any violations of any Labor Laws occurring prior to the Closing, including the failure of any Continuing Employee to be properly authorized to work in the United States as of Closing, and (vi) all Liabilities with respect to any Employee who is not a Continuing Employee;

(f) all Liabilities arising by reason of any violation or alleged violation by a Seller Party of any Applicable Law or any requirement of any Governmental Authority occurring on or prior to the Closing Date;

(g) all Liabilities arising under Assumed Contracts to the extent such Liabilities are not Assumed Liabilities or arise out of the consummation of the Closing, any failure to perform, improper performance, breach of warranty or other breach, default or violation occurring on or prior to the Closing Date;

(h) all Liabilities relating to any legal action, litigation, proceeding or claim arising out of or in connection with the Business or any other conduct of a Seller Party or any Employees of the Seller or other Representatives on or prior to the Closing Date, including claims for indemnification, advancement, or reimbursement by Employees and other Representatives and any claims or Liabilities in respect of any self-insurance or captive insurance arrangements;

(i) all Liabilities arising under Environmental Law and relating to or arising out of any acts or omissions of a Seller Party or, on or prior to the Closing Date, the Business or the Purchased Assets, including any such Liability relating to or arising from (i) any Real Property or any other real property presently or formerly owned, operated or leased by the Seller, (ii) the off-site transportation, disposal or arranging for the off-site disposal of any Hazardous Materials, (iii) the Release of Hazardous Materials in, at, on, under, from or emanating from the Real Property or any other real property presently or formerly owned, operated or leased by the Seller, (iv) the sale or distribution of any products containing Hazardous Materials or (v) the actual or alleged violation of any Environmental Law;

(j) all Liabilities of any Person arising out of or relating to the distribution, allocation and payment of any part of the Purchase Price in the manner directed by the Seller;

(k) all Liabilities for which Purchaser may otherwise become liable arising out of the consummation of the Closing, as a result of any failure to comply with any bulk sales or bulk transfer or Tax clearance laws or laws of similar import;

(l) all Indebtedness of the Seller, and any Lien related thereto, given in connection therewith, or arising therefrom;

(m) all retrospective premium adjustment, audit premium adjustment, experience-based liability, loss sharing cost adjustment or self-insured retention risk (including liability to reimburse Employees for health services rendered prior to Closing) with respect to any Seller Insurance Policies;

(n) the prorated share of any ad valorem Taxes with respect to the Purchased Assets for Pre-Closing Tax Periods as described in Section 2.5;

(o) any obligation or liability related to the Employee Plans or any other employee benefit plan, program, policy, agreement or arrangement presently or formerly sponsored, maintained, or contributed to by Seller or an ERISA Affiliate of Seller, or with respect to which Seller or any such ERISA Affiliate has any liability or has ever had an obligation to contribute; and

(p) all Liabilities in respect of any of the Excluded Assets.

ARTICLE 2

PURCHASE PRICE

2.1 Purchase Price. The aggregate consideration for the Purchased Assets shall be (a) a cash purchase price of Seventeen Million dollars ($17,000,000) (the “Base Price”), which amount shall be subject to the deductions and adjustments set forth in Sections 2.2(a), 2.3, and 2.5, plus (b) the assumption of the Assumed Liabilities (together with the Base Price, the “Purchase Price”).

2.2 Closing Date Payment Amount.

(a) Subject to Section 2.3(a) and this Section 2.2, at the Closing, Purchaser shall pay, by wire transfer of immediately available funds to the Seller or the applicable payee identified on the Estimated Closing Statement, in each case, to the account designated on the Estimated Closing Statement, an aggregate amount equal to:

(i) the Base Price; plus

(ii) an amount, if any, equal to the excess of the Net Working Capital over the Target Net Working Capital; less

(iii) an amount, if any, equal to the excess of the Target Net Working Capital over the Net Working Capital; less

(iv) an amount equal to $1,700,000 (the “Holdback Amount”); less

(v) an amount, if any, equal to the Indebtedness outstanding as of immediately prior to the Effective Time that is assumed by Purchaser and is not paid off from the Closing Date Payment Amount (as set forth in the Estimated Closing Statement); less

(vi) any amount in respect of the prorated share of any ad valorem Taxes with respect to the Purchased Assets for Pre-Closing Tax Periods as described in Section 2.5; less

(vii) any other amounts to be paid by Purchaser directly to a third party on behalf of the Seller, including any Third Party Transaction Expenses or Indebtedness, in connection with the Closing as set forth on the Estimated Closing Statement.

(b) Each of the items described in Section 2.2(a), including the portion of the Purchase Price payable on the Closing Date to the Seller (the “Closing Date Payment Amount”) shall be specified on the Estimated Closing Statement.

(c) With respect to the deductions from the Purchase Price described in Sections 2.2(a)(vii), at the Closing, Purchaser shall make such payments on behalf of the Seller as are set forth on the Estimated Closing Statement, including payoff of any Third Party Transaction Expenses or Indebtedness (to the extent reflected thereon).

2.3 Net Working Capital Adjustment.

(a) No later than three (3) Business Days prior to the Closing Date, the Seller shall deliver to Purchaser a written statement (the “Estimated Closing Statement”) setting forth in reasonable detail the Seller’s good faith estimate as of the Effective Time of the Net Working Capital of the Seller and the Business (the “Estimated Net Working Capital”) as well as each of the other items described in Section 2.2(a) and the resulting estimated calculation of the Closing Date Payment Amount (the “Estimated Closing Date Payment Amount”). The Estimated Closing Statement and the calculations and determinations related thereto shall be prepared in good faith from the Seller’s and the Business’s books and records and calculated in accordance with the specific provisions of this Agreement (including the definition of “Net Working Capital”) and, if not specified, the Accounting Principles, and the calculation of the Estimated Net Working Capital shall be substantially in the form of the Sample Calculation. Seller shall consider in good faith any reasonable comments by Purchaser to the Estimated Closing Statement and will re-issue the Estimated Closing Statement with any such changes that Seller has determined in good faith are appropriate prior to the Closing. For the avoidance of doubt, Purchaser shall have no obligation to comment on the Estimated Closing Statement and acceptance of the Estimated Closing Statement by Purchaser shall not prejudice any rights of Purchaser under this Agreement, including this Section 2.3.

(b) “Net Working Capital” shall be an amount, in respect of the Seller and the Business, equal to (i) the sum of the value of (A) the Qualified Inventory (valued and determined in accordance with Section 2.3(c)), (B) the Accounts Receivable (which shall be valued at book value and shall be determined net of any reserve for discounts, rebates or doubtful accounts) and (C) the net book value of all useable and transferable prepaid expenses and deposits included in the Purchased Assets (which shall be valued at the book value of such prepaid expenses and deposits), minus (ii) the aggregate amount of the Assumed Payables, and minus (iii) the aggregate amount of the Assumed Customer Deposit Liabilities, in each case to the extent set forth on the Post-Closing Statement as finally determined hereunder and included in the Assumed Liabilities. The components of Net Working Capital shall be calculated as specified in this Section 2.3(b) and, if not so specified, in accordance with the Accounting Principles. A sample calculation of Net Working Capital is set forth on Schedule I hereto for illustrative purposes only (the “Sample Calculation”).

(c) The value of the Qualified Inventory shall be determined in accordance with this Section 2.3(c) and shall be based on the physical inventory count conducted by the Purchaser and the Seller prior to the Closing Date. All items of Qualified Inventory will be valued at the lesser of (i) Seller’s cost for such items (determined on an average cost basis) or (ii) the fair market value of such items, and in either case, net of any customary reserves determined on an average cost basis. The Seller’s “Qualified Inventory” is the Seller’s Inventory as of the Closing Date that is in a condition suitable to realize normal margins in the ordinary course of the business as currently conducted and that is not Excluded Inventory. “Excluded Inventory” means (i) Inventory that has been damaged, discontinued or returned by a customer, (ii) special order or custom Inventory that has been refused by a customer or that is no longer associated with an active customer order or for which the customer’s purchase of such Inventory is doubtful or (iii) Inventory that, subject to the reasonable determination of Purchaser on a case-by-case basis, is on hand in a quantity that exceeds the amount of such Inventory item sold in the twelve (12) month period preceding the Closing. Excluded Inventory that is deducted from Qualified Inventory may be removed from the applicable operating facility by the Seller within thirty (30) days following the Closing upon prior notice to Purchaser. Any Excluded Inventory that is not so removed shall remain at the Premises and be transferred to Purchaser as a part of the Purchased Assets without additional cost. Upon notification that Seller intends to remove any such Excluded Inventory, Seller and Purchaser will coordinate a mutually agreeable time for such removal taking into account time of year, ability of Purchaser to store such inventory and other relevant factors.

(d) Purchaser shall deliver to the Seller, as promptly as practicable, after the date that is ninety (90) days after the Closing Date, but not later than the date which is one hundred twenty (120) days after the Closing Date, a statement (the “Post-Closing Statement”) setting forth its determination of the Net Working Capital as of the Effective Time (the “Closing Net Working Capital”), as well as each of the items described in Section 2.2(a) and the resulting calculation of the Closing Date Payment Amount (the “Actual Closing Date Payment Amount”). The Post- Closing Statement and related calculation of the Closing Net Working Capital, each of the other items described in Section 2.2(a) and the resulting Actual Closing Date Payment Amount shall be determined in accordance with the specific provisions of this Agreement (including the definition of “Net Working Capital”) and, if not specified, the Accounting Principles, and the calculation of the Closing Net Working Capital shall be substantially in the form of the Sample Calculation. The Seller Parties and their Representatives shall be permitted reasonable and timely access to review the books and records, work papers, and other materials of Purchaser related to the preparation of the Post-Closing Statement.

(e) The Post-Closing Statement shall be final and binding on the Parties unless the Seller gives Purchaser written notice, within thirty (30) days after receipt thereof, of one or more objections, which objections shall be limited to good-faith, reasonably detailed assertions that the calculations therein were not made in the manner required by this Agreement. Any items set forth in the Post-Closing Statement as to which the Seller does not make a timely objection will be final and binding as proposed by Purchaser. The Parties shall negotiate for a period of forty-five (45) days or such longer period as they may agree (the “Resolution Period”), to resolve those items as to which the Seller has timely objected. If the Parties are unable to resolve all such disputes within the Resolution Period, then, within five (5) Business Days after the expiration of the Resolution Period, each item remaining in dispute (each, a “Disputed Item”) shall be submitted to Grant Thornton LLP or another independent and nationally or regionally recognized accounting firm selected by Purchaser and reasonably acceptable to the Seller (the “Accountant”) for resolution as set forth herein.

(f) The Accountant shall be permitted reasonable and timely access to review the books and records, work papers, and other materials of Purchaser and the Seller Parties related to each Party’s calculation of the Closing Net Working Capital, the other items described in Section 2.2(a) and the resulting calculation of the Actual Closing Date Payment Amount. In connection therewith, the Accountant shall address only the Disputed Items. The Accountant shall deliver to the Seller and Purchaser, as promptly as practicable, but in no event later than thirty (30) days after submission of the disputed items, a report setting forth the adjustments, if any, to the Post-Closing Statement and the calculations supporting such adjustments. Such report shall be final, conclusive and binding upon the Parties, absent manifest error. The Post-Closing Statement, as adjusted pursuant to such report, shall become final, conclusive and binding on the Parties, absent manifest error. The cost of the Accountant shall be borne by Purchaser and the Seller in inverse proportion as they may prevail on matters resolved by the Accountant, which proportionate allocation also shall be determined by the Accountant at the time the determination of the Accountant is rendered on the merits of the matter submitted.

(g) The Parties agree that after the final determination of the Closing Net Working Capital, the other items described in Section 2.2(a) and the resulting Actual Closing Date Payment Amount (such date of such final determination, the “Final Determination Date”), as set forth above, the Closing Date Payment Amount shall be increased or decreased, as follows. All payments made pursuant to this Section 2.3(g) shall be treated by the Parties as an adjustment to the Purchase Price.

(i) In the event that the Actual Closing Date Payment Amount exceeds the Estimated Closing Date Payment Amount (the “Excess Amount”), Purchaser will pay to the Seller, by wire transfer of immediately available funds, the Excess Amount to an account or accounts designated by the Seller, within ten (10) Business Days after the Final Determination Date.

(ii) In the event that the Estimated Closing Date Payment Amount exceeds the Actual Closing Date Payment Amount (the “Decrease Amount”), the Seller Parties, jointly and severally, shall pay such Decrease Amount to Purchaser, by wire transfer of immediately available funds to an account or accounts designated by Purchaser within ten (10) Business Days after the Final Determination Date. If the Seller Parties fail to make a payment required by this Section 2.3(g), Purchaser shall have the right to recover such amount from the Holdback Amount.

2.4 Wrong Pockets. In the event that following the Closing, either Party discovers any asset that was (i) not conveyed to Purchaser at the Closing that relates to or is used or held for use by any Seller Party for the conduct of the Business, and that does not constitute an Excluded Asset, or (ii) wrongfully conveyed to Purchaser at the Closing that does not relate to or is not used or held for use by any Seller Party for the conduct of the Business, or that was an Excluded Asset, such Party that is wrongfully in possession of such asset shall, and shall cause its respective Affiliates to, take all action reasonably necessary to promptly convey such asset to the proper Party, without the need for any additional consideration, and such asset shall be considered a Purchased Asset or an Excluded Asset, as applicable, for all purposes hereunder.

2.5 Proration of Ad Valorem Taxes. In the case of any taxable period beginning on or before and ending after the Closing Date (a “Straddle Period”), Purchaser and the Seller shall apportion all property and similar ad valorem Taxes with respect to the Purchased Assets based upon the number of days in such Straddle Period. The Seller shall be responsible for all such Taxes with respect to the Purchased Assets for the portion of such Straddle Period ending on the Closing Date, and Purchaser shall be responsible for all such Taxes with respect to the Purchased Assets for the portion of such Straddle Period beginning after the Closing Date, as determined on a daily pro rata basis. If the final prorated amounts are not known as of the Closing Date, such amounts shall be estimated, and adjustments thereto shall be made after the Closing at such time as they are known to the Parties.

2.6 Collection of Accounts Receivable. Following the Closing, Purchaser will use commercially reasonable efforts in the ordinary course of business to collect Accounts Receivable in a manner no less rigorous than the collection efforts used in Purchaser’s own business operations, but it will not be required to institute legal proceedings or hire a collection agent for the purpose of collecting any Accounts Receivable. All payments will be applied first to the oldest undisputed Accounts Receivable as of the Closing Date and then to receivables arising from sales after the Closing Date. Promptly following the date which is one hundred eighty (180) days following the Closing Date (the “A/R Adjustment Date”), Purchaser shall in good faith determine the total amount of Accounts Receivable included in Closing Net Working Capital that is not fully collected by the A/R Adjustment Date, net of any reserves or allowance for doubtful collections of Accounts Receivable included in the Closing Net Working Capital (such amount, the “A/R Adjustment Amount”), and shall notify the Seller in writing of the proposed A/R Adjustment Amount. The review and dispute resolution procedures set forth in Section 2.3(e) and Section 2.3(f) shall apply to the determination of the A/R Adjustment Amount mutatis mutandis. Upon the Parties’ mutual agreement or final determination as to the A/R Adjustment Amount, the Seller Parties shall, jointly and severally, remit to Purchaser by wire transfer within five (5) Business Days the A/R Adjustment Amount. If the Seller Parties fail to make such payment, Purchaser shall be entitled to recover all or any portion of the unpaid A/R Adjustment Amount, if any, from the Holdback Amount. Any portion of the Accounts Receivable not collected by the A/R Adjustment Date shall be automatically assigned to the Seller for its benefit and may be pursued and collected by Seller or its designees and/or assignees, in Seller’s sole discretion, but otherwise shall be written off and valued at zero for purposes of the final determination of the Net Working Capital hereunder. Following payment of the A/R Adjustment Amount owed to Purchaser hereunder, if Purchaser receives any subsequent payment in respect of such Accounts Receivable, Purchaser shall promptly pay over to the Seller such amount, less any directly related costs of collection.

2.7 Special Order Inventory. Following the Closing, Purchaser will use commercially reasonable efforts in the ordinary course of business to finish and sell any special order or custom Inventory that was included as Qualified Inventory for purposes of the final determination of Closing Net Working Capital. Promptly following the one year anniversary of the Closing Date (the “Special Order Inventory Adjustment Date”), Purchaser shall in good faith determine the total amount of the special order or custom inventory included as Qualified Inventory in Closing Net Working Capital that was either (i) unsold as of the Special Order Inventory Adjustment Date (the “Unsold Special Order Inventory”) or (ii) was sold prior to the Special Order Inventory Adjustment Date for an amount that was less than the value of such Inventory as reflected in Closing Net Working Capital (the difference between the amount sold and the value of such Inventory as reflected in Closing Net Working Capital, the “Sold Special Order Inventory Deficit”) and shall notify the Seller in writing of the sum of the aggregate amount of such unsold Inventory (as such amount was reflected in Closing Net Working Capital) and the Sold Special Order Inventory Deficit (such aggregate amount, the “Special Order Inventory Shortfall Amount”). The review and dispute resolution procedures set forth in Section 2.3(e) and Section 2.3(f) shall apply to the determination of the Special Order Inventory Shortfall Amount mutatis mutandis. Upon the Parties’ mutual agreement or final determination as to the Special Order Inventory Shortfall Amount, Seller shall remit to Purchaser by wire transfer within five (5) Business Days the Special Order Inventory Shortfall Amount. If Seller fails to make such payment, Purchaser shall be entitled to recover all or any portion of the unpaid Special Order Inventory Shortfall Amount, if any, from the Holdback Amount. Any portion of the unsold special order or customer Inventory shall be assigned to the Seller for its benefit and may be resold or otherwise disposed of by Seller without restriction, but otherwise shall be written off by Purchaser.

2.8 Allocation of Purchase Price.

(a) The Parties agree that, for federal and applicable state income Tax purposes, the Purchase Price and the Assumed Liabilities (plus other relevant items and taking into account any adjustments thereto) shall be allocated among the Purchased Assets in a manner consistent with the principles set forth on Exhibit B, which is intended to be in accordance with IRC Section 1060 and the Treasury Regulations thereunder (the “Allocation Methodology”).

(b) Within sixty (60) days after the Post-Closing Statement is finalized pursuant to Section 2.3, Purchaser shall provide the Seller with an allocation of the Purchase Price (together with any Assumed Liabilities and any other amounts required to be taken into account for U.S. federal income tax purposes) among the Purchased Assets in a manner consistent with the Allocation Methodology (the “Draft Purchase Price Allocation”). If the Seller disagrees with any item set forth in the Draft Purchase Price Allocation, the Seller shall, within thirty (30) days of delivery of the Draft Purchase Price Allocation to the Seller, provide to Purchaser written notice of its objection to the Draft Purchase Price Allocation and the reasons therefor, in which event Purchaser and the Seller shall endeavor in good faith to agree upon an allocation schedule. If the Parties cannot resolve such objection, the item in question shall be resolved by the Accountant. The final allocation schedule, determined pursuant to the previous two sentences, as applicable, shall be the “Final Purchase Price Allocation.” The fees and expenses of the Accountant shall be borne by Purchaser, on the one hand, and the Seller, on the other hand, in inverse proportion as they may prevail on the matters resolved by the Accountant, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and which proportionate allocation shall be determined by the Accountant.

(c) Neither the Seller Parties nor Purchaser will take a position on any income Tax Return, before any Governmental Authority charged with the collection of any Tax, or in any judicial proceeding that is in any way inconsistent with the terms of this Section 8 or the Final Purchase Price Allocation, and the Seller and Purchaser shall file Form 8594 with the United States Internal Revenue Service (“IRS”) in a manner consistent with the Final Purchase Price Allocation, unless otherwise required pursuant to Applicable Law. If the Purchase Price is adjusted in any manner as provided in this Agreement, such allocation shall be adjusted as mutually agreed by the Parties to reflect such adjustments to the consideration paid pursuant to this Agreement. The provisions of this Section 8(c) will survive the Closing indefinitely.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES

Except as may be more specifically set forth in the Seller’s Disclosure Letter, the Seller Parties, jointly and severally, hereby represent and warrant to Purchaser as follows as of the date hereof and as of the Closing Date:

3.1 Organization; Capitalization.

(a) The Seller is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada, and it is duly qualified to conduct business, and is in good standing, in every jurisdiction in which the failure to do so would reasonably be expected to materially impact the Business, including those listed on Schedule 3.1(a) of Seller’s Disclosure Letter. The Seller has all requisite corporate power and authority necessary to own and operate its properties and otherwise to conduct the Business as presently conducted.

(b) Except as set forth on Schedule 3.1(b) of Seller’s Disclosure Letter, no part of the Business is or has been conducted in or through an Affiliate of the Seller.

(c) Except as set forth on Schedule 3.1(c) of Seller’s Disclosure Letter, the Seller does not hold any capital stock or other direct or indirect ownership interests in any Person.

(d) Schedule 3.1(d) sets forth a true, correct and complete list of the names of all persons who hold of record any capital stock or other ownership interest (including any options, warrants, rights or other convertible securities) in the Seller or the right to acquire any such interest in the Seller as well as the type of interest, amount and percentage held by each such person. All of the issued and outstanding capital stock of the Seller has been duly authorized, is validly issued, fully paid and non-assessable, and has not been issued in violation of, and is not subject to, any preemptive or subscription rights. The Owner owns of record and beneficially all of the issued and outstanding capital stock of the Seller set forth opposite such Owner’s name on Schedule 3.1(d), free and clear of any Liens.

(e) The Seller has provided Purchaser with true and correct copies of all of its Organizational Documents.

3.2 Authority; No Violation; Enforceability.

(a) Each Seller Party has all requisite power and authority necessary to enter into this Agreement and the other Transaction Documents to be executed and delivered by it pursuant to this Agreement and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and such Transaction Documents, and the performance by each Seller Party of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of such Seller Party. This Agreement and the other Transaction Documents to which each Seller Party is or will become a party or signatory (upon the due execution by all other parties thereto) constitute, or when delivered will constitute, the legal, valid and binding obligations of such Seller Party enforceable against it in accordance with their terms.

(b) The execution and delivery by Seller of this Agreement and the other Transaction Documents to which it is a party, and the consummation by it of the transactions contemplated hereby and thereby, do not and will not (i) violate or conflict with any Applicable Law, (ii) violate, conflict with or result in a breach or default under any Organizational Document or, (iii) except as set forth on Schedule 3.2(b) of Seller’s Disclosure Letter, require the consent, waiver or approval of, or notice to any Person (including beneficiaries of any trust or any Governmental Authority), or conflict with, result in a violation or breach of, or constitute an event which, with or without notice or passage of time, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel, any Lease, Material Contract or Permit or result in a Lien (other than Permitted Liens) on the Purchased Assets. The consummation of the transactions contemplated by this Agreement will effectively convey to, and vest in, Purchaser the full right, title and interest in and to the Purchased Assets, subject only to the Permitted Liens.

(c) The execution and delivery by Owner of this Agreement and the other Transaction Documents to which it is a party, and the consummation by it of the transactions contemplated hereby and thereby, do not and will not (i) violate or conflict with any Applicable Law, (ii) violate, conflict with or result in a breach or default under any Organizational Document or, (iii) except as set forth on Schedule 3.2(c) of Seller’s Disclosure Letter, require the consent, waiver or approval of, or notice to any Person (including beneficiaries of any trust or any Governmental Authority), or conflict with, result in a violation or breach of, or constitute an event which, with or without notice or passage of time, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel, any Contract to which Owner is a party or to which its assets are bound, except in the case of clause (iii) above for any such conflicts, violations, breaches, defaults or other occurrences that would not reasonably be expected to be material to the Purchased Assets or the Business or have an adverse effect on the Owner to perform its obligations under this Agreement or to consummate the transactions contemplated hereby. Furthermore and except as set forth on Schedule 3.2(c), the transactions contemplated hereby do not require the consent of any equity or debt holder of the Owner.

3.3 Financial Matters.

(a) Financial Statements. Attached as Schedule 3.3(a) of Seller’s Disclosure Letter are (i) the unaudited financial statements of the Seller consisting of the balance sheet as of December 31, 2022, and December 31, 2023, together with the related statements of operations, stockholder’s equity and cash flows for the periods then ended (collectively, the “Annual Financial Statements”), and (ii) the balance sheet of the Seller as of July 31, 2024 (the “Most Recent Balance Sheet”) together with the monthly statements of operations and cash flows of the Seller for the seventh-month period then ended (the statements described in clauses (i) and (ii) above are collectively referred to herein as the “Financial Statements”). Except as set forth in Schedule 3.3(a) of the Seller’s Disclosure Letter, the Financial Statements have been prepared in accordance with the Accounting Principles throughout the periods involved, subject to normal and recurring year-end adjustments (the effect of which will not be materially adverse) and the absence of notes (that, if presented, would not differ materially from those presented in the Annual Financial Statements). The Financial Statements (i) fairly present in all material respects the financial condition and the results of operations of the Seller and the Business as of the dates thereof and for the periods then ending, and (ii) have been prepared from information contained in the books and records of the Seller and the Business on a consistent basis throughout the periods covered by such statements. No Seller Party has received any complaint, allegation, assertion or claim of any material inadequacy in the Seller’s internal accounting controls or the accuracy of the Financial Statements and, to the Knowledge of Seller, there is no basis for any such complaint, allegation, assertion or claim.

(b) Undisclosed Liabilities. The Seller has no Liability except for (i) those liabilities of the Seller reflected or adequately reserved against on the Most Recent Balance Sheet, (ii) liabilities incurred since the date of the Most Recent Balance Sheet in the ordinary course of business (none of which is a Liability resulting from breach of contract, breach of warranty, tort, infringement, claim, lawsuit or violation of Applicable Law) or (iii) or as otherwise set forth on Schedule 3.3(b) of Seller’s Disclosure Letter.

(c) Accounts Receivable. Schedule 3.3(c) of Seller’s Disclosure Letter sets forth a summary of aging of all Accounts Receivables of the Seller as of July 31, 2024. All of the Accounts Receivable are valid accounts receivable which arose in bona fide sales or services transactions in the ordinary course of business. Other than as set forth on Schedule 3.3(c), none of the Accounts Receivable is retainage, escrow funds, or holdbacks with respect to services or work performed by the Seller, and no counterclaim, offset or defense has been asserted or claimed by the counterparty with respect thereto.

3.4 Good Title to Purchased Assets. The Seller has good and valid title to, or in the case of leased or licensed assets, a valid leasehold interest in or license to, all of the Purchased Assets, free and clear of any and all Liens, except for (i) Permitted Liens and (ii) the Liens securing Indebtedness listed on Schedule 3.4 of Seller’s Disclosure Letter, which will be discharged at Closing.

3.5 Absence of Certain Changes. Except as set forth on Schedule 3.5 of Seller’s Disclosure Letter, since the date of the Most Recent Balance Sheet, the Seller has maintained the Purchased Assets owned by it in good operating condition and repair, excepting normal wear and tear, and has conducted its business in the ordinary course of business, and there is not, and has not been, any:

(a) incurrence, assumption or guarantee of any Indebtedness by the Seller, except unsecured current obligations and Liabilities incurred in the ordinary course of business consistent with past practice;

(b) (i) change in the accounting methods or practices of the Seller, (ii) any change in depreciation or amortization policies or rates theretofore adopted by the Seller, or (iii) any write-down in the value of its inventory that is material, reversal of any accruals, creation, increase or decrease of any reserves in any material respect, or acceptance of customer deposits, in each case that is other than in the usual, regular and ordinary course of business consistent with past practice;

(c) Tax election (or revocation or change of any Tax election), change to any annual Tax accounting period, election to adopt, revoke, or change any method of Tax accounting, filing of any amended Tax Return, any closing agreement, settlement or compromise of any Tax claim or assessment relating to the Seller, surrender of any right to claim a refund of Taxes, extension or waiver of any applicable statute of limitations with respect to Taxes, taking of any Tax position that is inconsistent with past practice, or any similar action relating to the filing of any Tax Return or the payment of any Tax;

(d) transaction between the Seller on the one hand and the Owner or any Affiliate thereof, or any other current or former officer, director, employee, leased employee or independent contractor of the Seller or its respective Affiliates on the other hand;

(e) sale, transfer, assignment, license, lease or other conveyance of any interest in, or waiver of any right with respect to, the Purchased Assets, or any of them, except (i) for the sale of Inventory in the ordinary course of business or (ii) the sale of any fixed asset in the ordinary course of business which together with other fixed assets so disposed of and other assets which have been materially damaged or destroyed or lost have an aggregate fair market value of

$10,000.00 or less;

(f) imposition of any Lien with respect to any Purchased Asset (other than Permitted Liens);

(g) modification, amendment, cancellation or termination of any Material Contract (except in the ordinary course of business consistent with past practice), or entry into any new Material Contract;

(h) capital expenditures which would constitute or give rise to any Lien or Assumed Liability;

(i) any change in the salary, bonus or other compensation of any director, officer, Employee, leased employee or independent contractor of the Seller, any increase or addition to other benefits to which any such Person may be entitled or the adoption or amendment of any Employee Plan;

(j) damage, destruction or loss, or any interruption in use, of any assets used in the Business, whether or not covered by insurance, involving assets which together with other assets materially damaged, destroyed or lost and fixed assets transferred or otherwise disposed of, have an aggregate fair market value of $25,000.00 or more;

(k) adoption of any plan of merger, consolidation, reorganization, liquidation, dissolution, filing of a petition in bankruptcy under any provisions of federal or state bankruptcy law or consent to the filing of any bankruptcy petition against the Seller under any similar law;

(l) action taken (or not taken) that has had, or could reasonably be expected to have, the effect of (i) accelerating to pre-Closing periods prepayments by, or sales to, customers or others that would otherwise be expected to occur after the Closing or (ii) reducing sales to customers or others (including as a result of, or arising from, any failure by the Seller to market and sell products or services of the Seller in the ordinary course of business prior to the Closing);

(m) an acquisition of any business, entity, or material assets;

(n) event, occurrence, condition, fact or change of any character which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect; or

(o) agreement to do or cause any of the things described in subsections (a) through (n) of this Section 3.5.

3.6 Inventories. All Inventory, whether or not reflected in the Most Recent Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for Excluded Inventory that is not included as Qualified Inventory for purposes of Section 2.3. All Inventory is owned by the Seller free and clear of all Liens other than Permitted Liens. All Inventory is located on the Premises, and no Inventory is held on a consignment basis. The quantities of each item of Inventory (whether raw materials, work-in-process or finished goods) are not excessive, and are reasonable in the present circumstances of the Business. Except as set forth on Schedule 3.6 of Seller’s Disclosure Letter, the Seller has not sold any inventory on a bill and hold basis, and the Seller does not possess any bill and hold inventory.

3.7 Personal Properties. Schedule 1.1(a) of Seller’s Disclosure Letter lists all items of depreciable (or fully depreciated) Owned Personal Property. Schedule 3.7 of Seller’s Disclosure Letter lists all items of personal property leased or subleased by the Seller in connection with the Business and identifies the applicable Contract with respect thereto. All Owned Personal Property is owned by the Seller free and clear of all Liens, other than Permitted Liens. All Owned Personal Property and the personal property listed on Schedule 3.7 is in good operating condition, normal wear and tear excepted. The Owned Personal Property and the personal property listed on Schedule 3.7 (i) are adequate for the uses to which they are being put, and are not in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost, (ii) have been installed and maintained in all material respects in accordance with Applicable Laws, and (iii) are located on the Premises.

3.8 Real Property.

(a) Current and Former Properties. The Seller currently conducts the Business from the Premises. The Seller has not previously owned or operated any business from any location other than the Premises except for the locations identified in Schedule 3.8(a) of Seller’s Disclosure Letter. The Seller does not own and has never owned any real property.

(b) Leased Real Property. Schedule 3.8(b) of Seller’s Disclosure Letter identifies each of the Premises that is leased by the Seller (the “Real Property”) and lists all leases, together with all amendments thereto, relating to such Real Property (the “Leases”). The Seller has a valid leasehold estate and the right to quiet enjoyment of its Real Property. With respect to each Lease: (i) such Lease is in full force and effect and all rents, required deposits and additional rents due to date pursuant to such Lease have been paid in full, (ii) there is no existing default by the Seller or the lessor of such Lease, (iii) no Seller Party has received any notice that the Seller is in default under such Lease, (iv) to the Knowledge of Seller, the owner of the applicable Real Property has not made any assignment, mortgage, pledge or hypothecation of such Lease or the rents or use fees due thereunder, and (v) there exists no event, occurrence, condition or act (including the transactions contemplated by this Agreement), that with the giving of notice, the lapse of time or the happening of any further event or condition, would constitute a default by the Seller or, to the Knowledge of Seller, by the lessor under such Lease. There are no Persons in possession of any portion of the Real Property other than the Seller, whether as tenants-at- sufferance, trespassers or otherwise. To the Knowledge of Seller, there are no special assessments, pending or certified, with respect to the Real Property. No such Lease includes a requirement for the Seller to make improvements to the premises or requires the Seller to restore the property to its original condition as at the beginning of the lease.

(c) Status.

(i) There are no existing, pending or, to the Knowledge of Seller, threatened condemnation proceedings with respect to the Real Property or any portion thereof, nor any existing, pending or, to the Knowledge of Seller, threatened zoning, building code or similar matters which could reasonably be expected to adversely affect the Real Property as currently used in the Business. The Real Property has the necessary and appropriate zoning as required by Applicable Law to allow the Seller to carry on its Business as it is being conducted by the Seller as of the Closing, and the Seller has not received any written notice of a violation of building codes and/or zoning ordinances or other governmental or regulatory laws affecting the Real Property or any portion thereof. Neither the whole nor any material portion of any Real Property has been damaged or destroyed by fire or other casualty and not fully restored to its prior condition. None of the improvements on any Real Property encroaches on adjoining property owned by others. The Real Property and the improvements thereon are structurally sound and there are no unsafe, unsound or defective conditions in, or other conditions requiring repair or replacement of, the foundation, structural systems, roof, or the electrical, plumbing, heating, ventilation or air conditioning systems included within such buildings and other improvements. No Seller Party has received any notice of any, and to the Knowledge of Seller there are no, outstanding requirements or recommendations by fire underwriters or rating boards, insurance companies or holders of mortgages or other security interests, or any other Person, requiring or recommending any repairs or work to be done with reference to the Real Property. The Real Property is sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing and constitutes all of the real property necessary to conduct the Business as currently conducted. To the Knowledge of Seller, no Real Property is classified as a regulated “wetlands” under the Clean Water Act (33 U.S.C. § 1251 et seq.) or has a similar protected status under any other Applicable Law. To the Knowledge of Seller, no endangered, threatened or otherwise protected plant or animal life under the Endangered Species Act (16 U.S.C. § 1531 et seq.) or any other Applicable Law is present on the Real Property.

(ii) To the Knowledge of Seller, each parcel of Real Property is served by all required utilities from the right-of-way or via unsubordinated, valid and enforceable perpetual easements. To the Knowledge of Seller, no fact or condition exists that would result in the termination or impairment of the furnishing of service to the Real Property of water, sewer, gas, electric, telephone, drainage and other such utility services. Each parcel of the Real Property enjoys direct and continuous ingress and egress from dedicated public highways or streets, and no Seller Party has received notice of any action instituted, pending, or to the Knowledge of Seller, threatened or contemplated that would impair or curtail such ingress and egress.

3.9 Sufficiency of Assets. All assets, properties, licenses, rights, permits, and Contracts used in or necessary to the conduct of the Business as historically conducted by the Seller, other than the Excluded Assets, are included in the Purchased Assets and are being sold, transferred, assigned and conveyed by the Seller to Purchaser pursuant to this Agreement. None of the Excluded Assets are material to the ongoing operation of the Business or are necessary to conduct the Business in substantially the same manner as the Business has been conducted prior to the date hereof.

3.10 Contracts.

(a) Disclosure. Schedule 3.10(a) of Seller’s Disclosure Letter sets forth a correct and complete list (ordered correspondingly to the list below) of all of the following types of Contracts to which the Seller is a party or by which the Seller, its assets, or properties or the Business, is bound or subject (collectively, together with any Contracts set forth in Schedules 3.8, and 3.14(b) of the Seller’s Disclosure Letter, the “Material Contracts”):

(i) Contracts (or a group of related Contracts) involving aggregate consideration in excess of $25,000.00 per year and which, in each case, cannot be cancelled without penalty or without advance notice of thirty (30) days’ or more;

(ii) Contracts for the sale of any of the Purchased Assets or for the grant to any Person of any option, right of first refusal or preferential or similar right to purchase any of the Purchased Assets (other than sales of inventory pursuant to purchase orders in the ordinary course of business);

(iii) Contracts relating to employment, employee leasing, independent contractors, consulting and other personal service arrangements, and all severance, change-in- control or similar Contracts;

(iv) Contracts and other agreements with any labor union, association, or other collective bargaining representative of any Employee;

(v) Contracts relating to joint ventures or partnerships of the Seller, or to the acquisition or ownership by the Seller of any operating business or any other Person;

(vi) Contracts relating to any Indebtedness, including promissory notes, capitalized leases, pledges or guaranties, security agreements, or conditional sale or title retention agreements, interest rate or commodity hedging agreements, bonds, sureties or letters of credit;

(vii) Contracts that (A) obligate the Seller to purchase or sell a stated minimum volume of any product relating to the Business, (B) include “take or pay” provisions, (C) require the Seller to reduce prices or provide discounts or rebates in the future or (D) designate any particular third party as the Seller’s sole source of supply for a good or service;

(viii) Contracts with customers or any other Person for the sharing of fees, or that include rebates payable by the Seller, “most-favored” pricing or similar arrangements;

(ix) Contracts with any Major Customer or Major Supplier, excluding standard purchase orders for transactions involving a single delivery of goods;

(x) Contracts that limit or purport to limit the ability of the Seller or the Business to compete in any line of business or with any Person or in any geographic area or during any period of time;

(xi) Contracts for the future purchase of any commodity wood products with pricing terms fixed for a period of more than sixty (60) days;

(xii) Contracts with any Governmental Authority or pursuant to which the Seller is a subcontractor for a Governmental Authority;

(xiii) powers of attorney with respect to the Business, any Purchased Assets or any Assumed Liability; and

(xiv) any other Contract that is material to the Purchased Assets or operation of the Business and not otherwise required to be disclosed pursuant to this Section 3.10(a).

(b) Status. The Seller has delivered to Purchaser true and accurate copies of all written Material Contracts and a summary description of all unwritten Material Contracts, if any, including all amendments, modifications and supplements thereto and material waivers and consents thereunder. Except as set forth in Schedule 3.10(b) of Seller’s Disclosure Letter: (i) the Seller has not assigned any of its rights or obligations under (and is not otherwise restricted for any reason from enjoying the full benefits under) any Material Contract, (ii) the Seller has complied in all material respects with the Material Contracts, (iii) to the Knowledge of Seller, no other party is in material default in connection with any Material Contract, (iv) no act or event has occurred which, with notice or lapse of time or both, constitutes a material default by the Seller under any Material Contract, or, to the Knowledge of Seller, by any other party to any Material Contract, or would cause or permit the acceleration of any obligation or the loss of any material benefit thereunder, (v) no Material Contract requires the Seller to maintain any performance bond, letter of credit or other security arrangement, and (vi) the Seller has not received any notice of cancellation or termination in connection with any Material Contract. Each Material Contract is a valid and binding agreement of the Seller and is enforceable against the other party thereto in accordance with its terms.

3.11 No Litigation. Except as set forth in Schedule 3.11 of Seller’s Disclosure Letter, there is no Action pending or, to the Knowledge of Seller, threatened against any Seller Party (i) relating to the Business or the Purchased Assets, or (ii) which may affect any Seller Party’s ability to perform its respective obligations under this Agreement or under any other Transaction Document, and to the Knowledge of Seller, there is no basis for any such action. Schedule 3.11 of Seller’s Disclosure Letter describes any such Action relating to the Business or the Purchased Assets arising, alleged or commenced by or against a Seller Party or settled or otherwise finally resolved by the parties thereto since December 31, 2019 (except collection actions commenced by the Seller, pursued in the ordinary course of business, and not material to the Business). No Seller Party has received notice of, nor, to the Knowledge of Seller is there, any pending or threatened investigation or regulatory action by any Governmental Authority involving any product previously sold by the Seller.

3.12 Operations Conducted Lawfully. The Seller has operated and conducted the Business, in compliance in all material respects with all Applicable Laws. No Seller Party has been charged with, nor is any Seller Party in receipt of any notice or warning of, or to the Knowledge of Seller, under investigation with respect to, any failure or alleged failure to comply with any provision of any Applicable Law with respect to the Business or the Purchased Assets. Without limiting the foregoing, no Seller Party nor, to the Knowledge of Seller, any of their Affiliates, has made any bribe, rebate, payoff, influence payment, kickback or other payment unlawful under any Applicable Law. The Seller has all licenses, permits, approvals, authorizations, registrations, certificates, variances or similar rights issued by any Governmental Authority (“Permits”) required with respect to the Business and the Purchased Assets, and all such permits are listed on Schedule 1.1(e). All of the Permits are in full force and effect, and the Seller is in compliance in all material respects with the applicable Permits.

3.13 Environmental Protection.

(a) The Seller is and at all times has been, with respect to the Purchased Assets, the Real Property and the Business, in compliance in all material respects with all applicable Environmental Laws, including those relating to Hazardous Material (which compliance includes the possession of all required Environmental Permits, and compliance in all material respects with the terms and conditions thereof). None of the Purchased Assets or the Real Property is contaminated with any Hazardous Material so as to constitute a violation in any material respect of any Environmental Law that would require any Remedial Action. In the past six (6) years, the Seller has not, with respect to the Purchased Assets, the Real Property or the Business, received any written communication from any Person alleging that the Purchased Assets, the Real Property or the Business are not in compliance with applicable Environmental Laws or are so contaminated.

(b) In the past six (6) years, except in material compliance with Environmental Laws, the Seller has not (i) used, treated, stored, disposed of, or caused a Release of any Hazardous Material on, under, at, from or in any way affecting the Real Property, or (ii) shipped any Hazardous Material generated on the Real Property to any other place for use, treatment, storage or disposal.

(c) There is no Environmental Claim pending or, to the Knowledge of Seller, threatened against any Seller Party or against the Purchased Assets or the Business, and, to the Knowledge of Seller, there is no basis for any such Environmental Claim. To the Knowledge of Seller, and except as set forth on Schedule 3.13(c) of Seller’s Disclosure Letter, (i) no asbestos or asbestos-containing material has been installed at the Real Property, (ii) to the Knowledge of Seller, Seller has never distributed or sold asbestos-containing products, and (iii) to the Knowledge of Seller, no Seller Party has ever been subject to any Environmental Claims, including claims for bodily injury, death or medical monitoring, arising out of or relating to actual or alleged exposure to asbestos or asbestos-containing materials or to any gypsum product imported from the People’s Republic of China.

(d) Except as set forth on Schedule 3.13(d), there are no underground or above- ground storage tanks, surface impoundments, septic tanks, pits, sumps or lagoons located at any of the Real Property.

(e) Seller has made available to Purchaser complete and accurate copies and results of any material reports, studies, analyses, tests, or monitoring in the possession of and readily available to the Seller pertaining to the environmental condition of the Real Property. Seller makes no representations or warranties about the information in the reports, studies, analyses, tests or monitoring performed or prepared by third parties.

3.14 Intellectual Properties.

(a) Seller’s Intellectual Property. Schedule 3.14(a) of Seller’s Disclosure Letter contains a complete and accurate list of all of the following forms of Seller Intellectual Property: (i) patented or registered Intellectual Property, (ii) pending patent applications or other applications for registrations of Intellectual Property, (iii) trade or corporate names, trade dress, logos, internet domain names, unregistered trademarks and unregistered service marks, and (iv) unregistered copyrights.

(b) Third Party Intellectual Property. Schedule 3.14(b) of Seller’s Disclosure Letter contains a complete and accurate list of all Intellectual Property owned by third parties and used in the operation of the Purchased Assets or the conduct of the Business as presently conducted, including (i) patents, (ii) trade or service marks, (iii) registered copyrights, and (iv) computer software licenses, other than readily available word processing, accounting and financial analysis software generally available in the retail market at an aggregate cost to the Business of less than $10,000.00. To the extent not otherwise disclosed on Schedule 3.10(a) of Seller’s Disclosure Letter, Schedule 3.14(b) identifies each license agreement, maintenance and support agreement or other Contract relating to the Intellectual Property referred to in this Section 3.14(b).

(c) Status. The Seller owns and possesses all right, title and interest in, or has the right to use pursuant to a valid and enforceable written license, all Intellectual Property used by it in the operation of Business as presently conducted. The Seller has not leased, transferred, or licensed any Seller Intellectual Property to any third party. The Seller’s rights in the Seller Intellectual Property are valid and enforceable and no portion thereof has been misused in a manner that would constitute a valid and successful defense to claims by the Seller against a third party for infringement of any Seller Intellectual Property. No loss or expiration of any of Seller Intellectual Property is pending, reasonably foreseeable, or to the Knowledge of Seller, threatened. Following the consummation of the transactions contemplated hereby and by the other Transaction Documents, the Seller Intellectual Property shall be owned or available for use by Purchaser immediately after the Closing on terms and conditions identical to those under which the Seller owned or used the Seller Intellectual Property immediately prior to the Closing.

(d) Adverse Claims. No claims against the Seller have been made or are presently pending contesting the validity, use, ownership or enforceability of any Seller Intellectual Property, and, to the Knowledge of Seller, there is no basis for any such claim. The Seller has not infringed or misappropriated, and the operation of the Business as currently conducted does not infringe or misappropriate, any Intellectual Property of any other Persons, nor has the Seller received any notice regarding any of the foregoing (including, any demand or offer to license any Intellectual Property from any other Person). To the Knowledge of Seller, no third party has infringed or misappropriated any Seller Intellectual Property.

(e) Data Breach. During the last three (3) years preceding the date hereof, no Seller Party has received any written notices of any actual or alleged breaches of security (including theft and unauthorized use, access, collection, processing, storage, disposal, destruction, transfer, disclosure, interruption or modification by any Person) of (i) each of the systems, hardware, software, network, or equipment, including all information stored or contained therein or transmitted thereby owned or operated by the Business, or (ii) any data with respect to or involving the Business in the possession or control of the Seller about or from an individual that is protected by or subject to any data protection, privacy or security laws, including protected health information.

3.15 Tax Matters. Except as set forth on Schedule 3.15 of Seller’s Disclosure Letter: (a) All Tax Returns required to be filed by the Seller for any Pre-Closing Tax Period have been, or will be, timely filed with the appropriate Governmental Authorities. Such Tax Returns are, or when filed, will be, true, complete and correct in all material respects. All Taxes due and owing by the Seller (whether or not shown on any Tax Return) have been, or will be, timely paid to the appropriate Governmental Authorities. No claim has been made by any Governmental Authority in a jurisdiction where the Seller does not file Tax Returns that the Seller is or may be subject to Tax by that jurisdiction or required to file a Tax Return in that jurisdiction. There are no Liens for Taxes (other than with respect to Taxes not yet due and payable) on or encumbering any of the Purchased Assets.

(b) The Seller has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any Employee, independent contractor, creditor, customer, member or other party, and complied in all material respects with all information reporting and backup withholding provisions of Applicable Law.

(c) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the Seller. The Seller has not agreed to any extension of time for an assessment or deficiency related to Taxes with respect to the Business or any Purchased Asset. All deficiencies asserted, or assessments made, against the Seller, any Purchased Asset, or the Business as a result of any examinations by any Governmental Authority have been fully paid. The Seller is not a party to any action by any Governmental Authority with respect to Taxes, and there are no pending or, to the Knowledge of Seller, threatened actions against the Seller by any Governmental Authority.

(d) The Seller is not a “foreign person” within the meaning of IRC Section 1445 and the Treasury Regulations thereunder.

(e) None of the Assumed Liabilities is an obligation to make any payment that may be treated, individually or in the aggregate, as an “excess parachute payment” within the meaning of IRC Section 280G (without regard to IRC Sections 280G(b)(4) and 280G(b)(5)) (or any corresponding provision of state, local or non-U.S. Tax law) or that will be subject to any additional Tax under IRC Section 409A.

(f) None of the Purchased Assets is (i) subject to a “safe harbor lease” under former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, subject to IRC Section 168(g)(1)(A), “tax-exempt use property” within the meaning of IRC Section 168(h), or “tax-exempt bond financed property” within the meaning of IRC Section 168(g)(5), (ii) subject to a disqualified leaseback or long-term agreement as defined in IRC Section 467, (iii) directly or indirectly securing any debt the interest on which is tax-exempt under IRC Section 103(a), (iv) an interest in a partnership (including any entity treated as a partnership for federal income tax purposes), (v) an interest in a corporation (including any entity treated as an association taxable as a corporation for federal income tax purposes), or (vi) an interest in an entity treated as a disregarded entity for federal income tax purposes (within the meaning of Treasury Regulations Section 301.7701-3).

(g) The Seller is not a party to or bound by any Tax allocation, Tax sharing agreement, Tax indemnity or similar contract or arrangement other than customary commercial agreements (such as leases) entered into in the ordinary course of business that relate primarily to non-tax matters. The Seller has not entered into any agreement with, or provided any undertaking to, any Person, and no circumstances exist by reason of which the Business has assumed liability for the payment of Taxes owing by another Person, or has or may be liable for another Person’s Taxes.

(h) None of the Purchased Assets constitutes “qualified property” (within the meaning of IRC Section 168(k)(2)).

(i) No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any Governmental Authority with respect to the Seller, the Business or the Purchased Assets.

3.16 Labor Matters.

(a) Schedule 3.16(a) of Seller’s Disclosure Letter contains, for each current Employee, a true, complete and correct list of the: Employee’s name; hire date; department; current annual salary or hourly rate of pay (whichever is applicable); bonuses and total commissions earned in 2023 and in the three-month period ended March 31, 2024 (whether paid in 2023 or 2024); part-time, full-time or temporary status; exempt or non-exempt status; accrued unused vacation benefits; leave of absence status (including FMLA and disability), including any expected return to work date, if applicable; and service credited for purposes of vesting and eligibility to participate under the Employee Plans. Schedule 3.16(a) also sets forth a list of each “covered employee” and any “qualified beneficiary” related to such covered employee who has experienced a “qualifying event” or is receiving “continuation coverage” as of the date hereof, and identifies the date and nature of each such qualifying event, in each case, as such term is defined in Code Section 4980B or similar state law (“COBRA”). Except as listed on Schedule 3.16(a), each Employee may be terminated at will by the Seller without penalty or any continuing obligations, except for any accrued benefits under the Employee Plans and statutory obligations to former employees.

(b) Schedule 3.16(b) of Seller’s Disclosure Letter contains a true, complete and correct list of the name, service date, compensation rate, and a brief description of the services of each other Person that performs or, within the six (6)-month period prior to the date hereof, performed personal services for the Seller as an independent contractor. All individuals characterized and treated by the Seller as independent contractors or consultants are properly treated as independent contractors under Applicable Law, and all current Employees classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified.

(c) The Seller is and, for the past six (6) years, has been in compliance, in all material respects, with all Applicable Law pertaining to employment and employment practices, including those relating to labor relations or arising under labor relations laws, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of Employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance (collectively, “Labor Laws”). There are no actions, charges or proceedings against Seller pending, or to the Knowledge of Seller, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the hiring or termination of any current or former applicant, employee, consultant or independent contractor of the Seller.

(d) The Seller has not at any time recognized any collective bargaining agent for Employees and is not or has not been bound by any collective bargaining agreement covering any of its Employees; no such agreements are being negotiated as of the date hereof; and to the Knowledge of Seller, there is not, and has not been, any organizational effort made or threatened by or on behalf of any collective bargaining representative with respect to Employees. The Seller has not experienced any strike, grievance, claims of unfair labor practices, or other collective bargaining disputes, and to the Knowledge of Seller, none are threatened to be brought or filed, by or with any Governmental Authority.

(e) The Seller is in compliance in all material respects with its obligations pursuant to the Worker Adjustment Retraining and Notification Act, 29 U.S.C. § 2101 et seq. (as amended from time to time, “WARN” and, collectively with any similar state or local law, the “WARN Acts”) and all other notification obligations arising under any similar statute or otherwise, in each case to the extent affecting, in whole or in part, any site of employment, facility, operating unit or current or former Employee of the Seller. Since January 1, 2017, the Seller has not been engaged in any transaction that would, or engaged in layoffs, terminations or relocations sufficient in number to, trigger any WARN Act obligation. No former Employees of the Business have suffered an “employment loss” (as defined in WARN) in the ninety (90) days prior to the date hereof, and Purchaser will not incur any liability or obligation under the WARN Acts if, during the ninety (90) day period immediately following the Closing Date, only terminations in the normal course occur. The Seller does not currently employ, and has never employed, one hundred (100) or more Employees on any date. Schedule 3.16(e) of Seller’s Disclosure Letter sets forth a list identifying Employees who have been terminated in the twelve (12) months prior to Closing, including their respective termination dates and the reasons for such termination.

(f) The Seller maintains and has in its possession accurate and complete Forms I-9 for all Employees listed in Schedule 3.16(a) of Seller’s Disclosure Letter, and all such Employees, as of the Closing Date, are properly authorized to work in the United States. Furthermore, the Seller is and, for the past six (6) years, has been in compliance in all material respects with all Applicable Laws related to immigration or work authorization matters with respect to the hiring and employment of its employees, independent contractors and temporary employees, including the Immigration Reform and Control Act of 1986.

3.17 Employee Plans and Related Matters.

(a) Schedule 3.17(a) of Seller’s Disclosure Letter sets forth a list, as of the date hereof, of every plan, program, agreement or arrangement which the Seller or its ERISA Affiliates, currently sponsors, maintains or contributes or is bound to, or has sponsored, maintained or contributed to or was bound to, on behalf of Employees for: defined benefit or defined contribution retirement benefits; stock purchase or ownership; executive compensation, including deferred compensation or equity participation; bonus, commission, fringe, profit-sharing and other incentive compensation; vacation, sick and other paid and unpaid leave; short-term or long-term disability benefits; death benefits; health care benefits; severance, salary continuation or other termination pay benefits; employee assistance benefits; and each other employee benefit, including without limitation each “employee benefit plan” within the meaning of Section 3(3) of ERISA, that is established, maintained, adopted, sponsored, or contributed to, by the Seller or an ERISA Affiliate for the benefit of or relating to any Employees, independent contractors, directors, managers, officers or their dependents, survivors, or beneficiaries, whether or not legally binding, written or unwritten, and for which the Seller could have liabilities (whether provided through insurance or otherwise); and all of the foregoing are hereinafter collectively referred to as “Employee Plans”.

(b) With respect to each Employee Plan, the Seller has provided to Purchaser where applicable: (i) all documents embodying or governing such Employee Plan, including plan documents, summary plan descriptions, and summaries of material modifications, (ii) the most recent IRS determination or opinion letter with respect to such Employee Plans under Section 401(a) of the IRC, (iii) the three (3) most recently filed IRS Form 5500 Annual Reports and accompanying schedules and audited financial statements, and (iv) all non-routine written correspondence received from the IRS, Pension Benefit Guaranty Corporation, the U.S. Department of Labor or any other Governmental Authority relating thereto.

(c) Each Employee Plan (and each related trust, insurance contract, or fund) has been established, maintained, funded and administered in accordance with the requirements of Applicable Law, including, without limitation, ERISA and the IRC, and in accordance with its terms, including the distribution of communications, disclosures and benefit statements to employees and participants, and required filings and other reports relating to each Employee Plan.

(d) No Employee Plan is subject to Title IV of ERISA, a “defined benefit plan” (as defined in Section 35 of ERISA or Section 414(j) of the IRC), a “multi-employer plan” (as defined in Sections 3(37) and 4001(a)(3) of ERISA), a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or a “multiple employer plan” (as defined in Section 413 of the IRC or Sections 4063 and 4064 of ERISA). The Seller has never contributed to, been required to contribute to or maintained any such Employee Plan. The Seller has no liability, under Title IV of ERISA, the IRC or other Applicable Law with respect to any plan maintained or previously maintained by an ERISA Affiliate or to which an ERISA Affiliate contributes or previously contributed. Each Employee Plan intended to be “qualified” within the meaning of Section 401(a) of the IRC is so qualified and has received a favorable determination letter from the IRS or with respect to a prototype plan, can rely on an opinion letter from the IRS to the prototype plan sponsor.

(e) All contributions or premiums that Seller and its ERISA Affiliates are required under the terms of an Employee Plan to have tendered in connection with such Employee Plans through the Closing Date have been made within the applicable time requirements.

(f) There are no Actions pending or, to the Knowledge of Seller, threatened with respect to any Employee Plan by any private party or Governmental Authority, other than routine claims for benefits.

(g) No Employee Plan provides for any post-termination or retiree welfare benefits to any individual for any reason, other than as required under IRC Section 4980B, Part 6 of Title I of ERISA or other similar Applicable Law.

(h) Except as set forth on Schedule 3.17(h) of Seller’s Disclosure Letter, there is no Employee Plan or other arrangement or understanding that provides for any separation, retention, severance, termination, change of control, or similar bonuses or benefits or any acceleration of any vesting or payments as a result of the transactions contemplated hereby (each, a “Transaction Payment”).

(i) The Seller and each Employee Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA is currently in compliance in all material respects with the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 and the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152, and no event has occurred, and no condition or circumstance exists, that would subject the Seller or any Employee Plan to any penalties or excise taxes under IRC Sections 4980D, 4980H, or 4980I or any other provision of such laws.

3.18 Major Customers and Suppliers. Schedule 3.18 of Seller’s Disclosure Letter identifies (a) the twenty (20) largest customers of the Business (in terms of revenue) for (i) the most-recently completed fiscal year and (ii) the seventh-month period ended July 31, 2024 (the “Major Customers”), and (b) the twenty (20) largest suppliers of the Business (in terms of expenditures) for the same respective periods (the “Major Suppliers”). The Seller has not received any written notice, nor does any Seller Party have Knowledge, that (i) any Major Customer will terminate or materially reduce its respective purchases from the Seller or (ii) any Major Supplier will terminate or materially reduce its sales to, or otherwise materially increase pricing (or materially reduce discounts) offered to, the Seller.

3.19 Product Warranties. All products manufactured, sold, installed or delivered by the Seller or any of its Affiliates have conformed with all applicable contractual commitments and Applicable Law and all express and implied warranties. The Seller does not, nor do any of its Affiliates, have any liability (and, to the Seller’s Knowledge, there is no reasonable basis for any present or future claim against it giving rise to any such liability) for replacement thereof or other damages in connection therewith. There have been no product recalls, withdrawals or seizures with respect to any products manufactured, sold, installed or delivered by the Seller or any of its Affiliates. No products manufactured, sold, installed or delivered by the Seller or its Affiliates are subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of such sale, including as a result of any course of conduct between the Seller or any of its Affiliates and any Person or as a result of any statements in the Seller’s or any of its Affiliates’ product or promotional literature. Except as set forth on Schedule 3.11 of Seller’s Disclosure Letter, neither the Seller nor any of its Affiliates has been notified in writing of any claims for (and the Seller Parties have no Knowledge of any threatened claims for) any extraordinary product returns, warranty obligations or product services relating to any of its products or services.

3.20 Insurance.

(a) Schedule 3.20(a) of Seller’s Disclosure Letter lists all insurance carried by or on behalf of the Seller with respect to the Business or the Purchased Assets (the “Seller Insurance Policies”), true, complete and correct copies of which have been furnished to Purchaser, and sets forth a summary of all insurance carried by or on behalf of the Seller since December 31, 2021 with respect to the Business or the Purchased Assets. Each of the Seller Insurance Policies is in full force and effect, the premiums due thereon have been timely paid, and the Seller is not in default with respect to its obligations under any of such policies. No Seller Party has received notice of cancellation or termination with respect to any Seller Insurance Policy, nor any predecessor policy, since December 31, 2021. All liability insurance policies covering the Business or any Purchased Asset have been and are on an “occurrence” basis, rather than a “claims made” basis, and, since December 31, 2021 have been and are with insurers rated at least A+ by A.M. Best. The Seller Insurance Policies are sufficient for compliance in all material respects with all Applicable Law and Contracts to which the Seller is a party or by which it is bound. The Seller has given timely notice to the insurer of all material claims that may be insured by the Seller Insurance Policies.

(b) Schedule 3.20(b) of the Seller’s Disclosure Letter lists all open or pending insurance claims made against any Seller Insurance Policy, as well as all such claims made since January 1, 2021 against any current or former insurance policy carried by or on behalf of the Seller or otherwise covering the Purchased Assets or the Business.

3.21 Affiliate Transactions. Except as set forth and described in Schedule 3.21 of Seller’s Disclosure Letter, (i) no current or former officer, director, manager, member, equityholder or Affiliate of the Seller (including the Owner and any, direct or indirect, subsidiary of the Owner), nor (ii) any individual related by blood, marriage or adoption to any such individual or any entity in which any such Person or individual owns any beneficial interest, is a party to any agreement, contract, commitment or transaction with the Seller or has any interest in any of the Purchased Assets, and none of the assets, tangible or intangible, or properties that are used by the Seller in the Business are owned by any such Person or individual.

3.22 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of any Seller Party.

3.23 Disclosure. Except for the representations and warranties contained in this ARTICLE 3 (subject to the Seller’s Disclosure Letter) and those set forth in any other Transaction Document, neither the Seller, the Owner nor any other Person has made or makes any express or implied representation or warranty, either written or oral, on behalf of the Seller or the Owner, and specifically disclaims any other warranties, whether written or oral, or express or implied, whether as to (i) the condition, merchantability, suitability or fitness for a particular purpose of any of the Purchased Assets or (ii) the accuracy or completeness of any information regarding the Business or the Purchased Assets, as the case may be, whether or not furnished or made available to Purchaser or its Representatives (including any information, documents or material made available in any physical or virtual data room, management presentations or in any other form in expectation of the transactions contemplated by this Agreement) or as to the accuracy or completeness of any projections, budgets, forecasts or other forward-looking financial information concerning the future revenue, income, profit or other financial results of the Business or the Purchased Assets.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Seller Parties as follows as of the date hereof and as of the Closing Date:

4.1 Organization. Purchaser is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware and is duly qualified to conduct business in and is in good standing in each jurisdiction where the Premises are located.

4.2 Authority; No Violation; Enforceability. Purchaser has all requisite power and authority necessary to enter into the Transaction Documents to be executed and delivered by it pursuant to this Agreement and to perform its obligations under such Transaction Documents. The execution and delivery of such Transaction Documents and the consummation by Purchaser of the transactions contemplated by, and other compliance with or performance under, such Transaction Documents have been duly authorized by all necessary action on the part of Purchaser. The execution and delivery by Purchaser of the Transaction Documents to which it is a party and the consummation by it of the transactions contemplated thereby do not and will not violate, conflict with, result in a breach or default under, or give to others any interest or rights of termination, cancellation or acceleration with respect to any organizational document or any agreement, permit, instrument or obligation applicable to Purchaser, or any of its assets, nor will any such execution, delivery and performance require the consent, waiver or approval of any Person that has not been received. The Transaction Documents to which Purchaser is a party or signatory constitute the legal, valid and binding obligations of Purchaser and are enforceable in accordance with their terms.

4.3 No Litigation. There is no litigation, action, claim, proceeding, or governmental audit or investigation pending or, to the Knowledge of Purchaser, threatened against Purchaser which may affect Purchaser’s ability to perform its obligations under the Transaction Documents, and to the Knowledge of Purchaser, there is no basis for any such action.

4.4 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.

4.5 Independent Investigation. Purchaser has conducted its own independent investigation, review and analysis of the Business and the Purchased Assets, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Seller for such purpose. Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser has relied solely upon its own investigation and the express representations and warranties of the Seller and the Owner set forth in ARTICLE 3 of this Agreement (including related portions of the Seller’s Disclosure Letter) and those set forth in the other Transaction Documents; and (b) neither the Seller, the Owner nor any other person has made any representation or warranty as to the Seller, the Business, the Premises, the Purchased Assets or this Agreement, except as expressly set forth in ARTICLE 3 of this Agreement (including the related portions of the Seller’s Disclosure Letter) or as set forth in the other Transaction Documents. Notwithstanding anything to the contrary herein, nothing shall limit any of Purchaser’s rights or remedies against the Seller or the Owner in the event of fraud.

4.6 No Financing. Purchaser has cash reserves or availability under existing credit facilities to pay the full Purchase Price in cash on the Closing Date without new debt or equity financing. Purchaser's obligations hereunder are not contingent upon procuring financing for the transaction contemplated hereunder.

ARTICLE 5

CLOSING; CLOSING CONDITIONS

5.1 Generally. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place on the third Business Day after the satisfaction or waiver (subject to Applicable Law) of the conditions set forth in Sections 5.3 and 5.4 (excluding such conditions that, by their terms, are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions), or such other day as may be mutually agreed by Purchaser or Seller (such date, the “Closing Date”); provided that in no event shall the Closing Date occur earlier than September 16, 2024 unless mutually agreed by Purchaser and Seller. The Closing shall occur by electronic exchange of the closing deliverables contemplated herein. If all such actions are taken or appropriately waived, then the Closing shall be effective at 11:59 p.m. (Central Standard Time) on the Closing Date (the “Effective Time”).

5.2 Deliveries at Closing.

(a) Deliveries by the Seller Parties. The Seller Parties shall deliver or have caused to be delivered, in addition to all other items specified elsewhere in this Agreement, the following to Purchaser at or prior to the Closing, each of which must be in form and substance reasonably satisfactory to Purchaser:

(i) Offer Letter. An offer letter between Purchaser and John Berryman in the form separately negotiated with John Berryman, duly executed by John Berryman (the “Offer Letter”).

(ii) Lease Assignment, Amendment and Landlord Consent and Estoppel. (A) an assignment of the Lease in form and content reasonably acceptable to Buyer assigning the Lease to Purchaser, duly executed by the Seller (the “Lease Assignment”), (B) a consent to the assignment of the Lease to Buyer and estoppel certificate, in form and content reasonably acceptable to Purchaser, duly executed by the landlord of the Lease and (C) an amendment to the Lease reflecting the modifications to the Lease that are set forth on Exhibit C, in form and content reasonably acceptable to Purchaser, duly executed by the landlord of the Lease.

(iii) Bill of Sale. A bill of sale and assignment and assumption agreement, by and between Purchaser and the Seller, transferring all right, title and interest in and to the Purchased Assets to Purchaser, in a form reasonably acceptable to each of Purchaser and the Seller (the “Bill of Sale”), duly executed by the Seller.

(iv) Title Certificates. Title certificates, registrations and other documentation necessary to transfer motor vehicles, trailers and other certificated assets included in the Purchased Assets, duly completed in favor of Purchaser and duly executed by the Seller.

(v) Closing Certificate. A certificate from the Seller executed by an officer of the Seller, dated as of the Closing Date, certifying that the conditions precedent set forth in Section 5.3(a), Section 5.3(b) and Section 5.3(c) have been satisfied.

(vi) Secretary’s Certificate. A certificate from the Seller executed by the secretary (or equivalent officer) of the Seller, dated as of the Closing Date, certifying that attached thereto are true and correct copies of (A) Seller’s Organizational Documents, as amended through such date and certified by the Secretary of State of State of Nevada, and (B) all resolutions adopted by the board of directors and shareholders of Seller authorizing the execution, delivery, and performance of this Agreement and the other Transaction Documents and the consummation of all transactions contemplated hereby and thereby, that such resolutions are in full force and effect.

(vii) Certificates of Good Standing. Certificate of Good Standing (or equivalent) with respect to the Seller from the Secretary of State of the State of Nevada dated as of a date not more than ten (10) days prior to the Closing Date.

(viii) Payoff Letters, Lien Releases and Payee Information. (A) Fully executed payoff letters in customary form setting forth the repayment amount (including per diem interest) of the Seller’s Indebtedness as of the Closing Date (other than any Indebtedness that Purchaser intends to assume following the Closing) and providing for the termination, upon payment of the amounts indicated, of all Liens against the Purchased Assets securing such Indebtedness, (B) such other instruments, statements or evidence acceptable to Purchaser indicating the prior satisfaction, or the payment amounts necessary to satisfy, all such Liens on the Purchased Assets (other than Permitted Liens), and (C) W-9s and wire instructions for any third party that will receive any payment pursuant to Section 2.2(a)(vii).

(ix) Files and Records. The Files and Records, to the extent such Files and Records are not on the Premises.

(x) IP Assignment. An assignment agreement transferring all Seller Intellectual Property to Purchaser, duly executed by the Seller (the “IP Assignment Agreement”).

(xi) Third Party Consents. The consent to the transactions contemplated by this Agreement, in form and content reasonably acceptable to Purchaser, of the third parties set forth on Schedule 5.2(a) of the Seller’s Disclosure Letter under the instruments listed on such schedule (the “Required Consent”).

(xii) Other. Such other documents, instruments and certificates as Purchaser may reasonably request in order to consummate or more effectively evidence the transactions contemplated by this Agreement and the other Transaction Documents.

(b) Deliveries by Purchaser. Purchaser shall deliver or have caused to be delivered, in addition to all other items specified elsewhere in this Agreement, the following to Seller (or such other Person as is applicable) at the Closing, each of which must be in form and substance reasonably satisfactory to the Seller Parties:

(i) Purchase Price. The Closing Date Payment Amount calculated in accordance with Section 2.2.

(ii) Offer Letters. The Offer Letters, duly executed by Purchaser.

(iii) Secretary’s Certificate. A certificate from the Purchaser executed by the secretary (or equivalent officer) of the Purchaser, dated as of the Closing Date, certifying that the Purchaser duly authorized the execution, delivery, and performance of this Agreement and the other Transaction Documents.

(iv) Lease Assignment. The Lease Assignment, duly executed by Purchaser.

(v) Bill of Sale. The Bill of Sale, duly executed by Purchaser.

(vi) IP Assignment. The IP Assignment, duly executed by Purchaser.

(vii) Other. Such other documents, instruments and certificates as the Seller Parties may reasonably request in order to consummate or more effectively evidence the transactions contemplated by this Agreement and the other Transaction Documents.

5.3 Purchaser’s Closing Conditions. The obligations of Purchaser under this Agreement to consummate the Closing are subject to satisfaction of each of the following conditions precedent on or before the Closing Date, any one or more of which may be waived at the option of the Purchaser:

(a) Accuracy of Representations and Warranties.

(i) The representations and warranties (other than the Fundamental Representations) of the Seller Parties set forth in Article 3 shall be true and correct in all material respects (other than those representations and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects as so qualified therein), in each case, on and as of the date hereof and as of the Closing Date (other than representations and warranties that are made as of a specified date, which shall be true and correct as of such specified date).

(ii) The Fundamental Representations of the Seller Parties set forth in Article 3 shall be true and correct in all respects, in each case, on and as of the date hereof and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be so true and correct as of the date specified).

(b) Compliance with Agreement and Covenants. The Seller Parties shall have performed and complied with, in all material respects, all of their respective covenants and obligations contained in this Agreement to be performed and complied with by them on or prior to the Closing Date.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

(d) Injunctions. There shall be no law or order of any court or other Governmental Authority in effect restraining or prohibiting the completion of the transactions contemplated hereby.

(e) Deliveries by the Seller Parties. The Seller Parties must have delivered the deliveries required pursuant to Section 5.2(a).

5.4 Seller Parties’ Closing Conditions. The obligations of the Seller Parties under this Agreement to consummate the Closing are subject to satisfaction of each of the following conditions precedent on or before the Closing Date, any one or more of which may be waived at the option of the Seller:

(a) Accuracy of Representations and Warranties. The representations and warranties of the Purchaser contained in Article 4 (in each case determined without regard to any qualification therein as to materiality or Material Adverse Effect) must be true and correct as of the Closing Date (or in the case of representations and warranties that are made as of a specified date, will be true and correct as of such specified date), except in each case for any failure of such representations or warranties to be true and correct that individually or in the aggregate would not cause or would not be reasonably likely have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated hereby and perform its obligations hereunder.

(b) Compliance with Agreement and Covenants. The Purchaser must have performed and complied with, in all material respects, all of its covenants and obligations contained in this Agreement to be performed and complied with by it on or prior to the Closing Date.

(c) Injunctions. There shall be no law or order of any court or other Governmental Authority in effect restraining or prohibiting the completion of the transactions contemplated hereby.

(d) Deliveries by the Purchaser. The Purchaser must have delivered the deliveries required pursuant to Section 5.2(b) (other than payment of the Closing Date Payment Amount which shall occur at the Closing).

ARTICLE 6
OTHER AGREEMENTS

6.1 Operation of the Business Prior to the Closing. Prior to the Closing Date, except as otherwise expressly required by this Agreement, as set forth in Section 6.1 of the Seller Disclosure Letter, or as waived or agreed to in writing by the Purchaser (which agreement shall not be unreasonably withheld, delayed or conditioned), the Seller Parties covenant and agree that:

(a) The Business and operations of the Seller shall be conducted in the ordinary course of business consistent with past practice;

(b) The Seller Parties shall use their commercially reasonable efforts to keep intact the Business, its rights, properties and assets, and employee, independent contractor, supplier, customer and other business relationships;

(c) The Seller Parties shall use their commercially reasonable efforts to keep and maintain their rights, properties and assets in their present condition, repair and working order, except for normal depreciation and reasonable wear and tear occurring in the ordinary course of business consistent with past practice;

(d) The Seller shall not (i) split, combine or reclassify any of its equity interests, or authorize for issuance, issue, deliver, sell, transfer, pledge or subject to any Lien or agree or commit to issue, sell, deliver, transfer, pledge or subject to any Lien (whether through the issuance or granting of options, commitments, subscriptions, rights to purchase or otherwise) or otherwise encumber any equity interests of the Seller (including securities convertible into, or rights or options to acquire equity interests of the Seller) or amend any of the terms of any such equity interests outstanding on the date hereof or (ii) amend or otherwise change its articles of organization or governing documents in any manner that would be adverse to Purchaser;

(e) The Seller shall not incur, assume or guarantee any Indebtedness by the Seller, except unsecured current obligations and Liabilities incurred in the ordinary course of business consistent with past practice;

(f) The Seller shall not: (i) change any accounting methods or practices of the Seller, (ii) change any depreciation or amortization policies or rates theretofore adopted by the Seller, (iii) make any write-down in the value of its inventory that is material, reverse any accruals, create, increase or decrease any reserves in any material respect, or accept any customer deposits, in each case that is other than in the usual, regular and ordinary course of business consistent with past practice;

(g) The Seller shall not make any Tax election (or revoke or change any Tax election), change any annual Tax accounting period, make any election to adopt, revoke, or change any method of Tax accounting, file any amended Tax Return, enter into any closing agreement, settlement or compromise of any Tax claim or assessment relating to the Seller, surrender any right to claim a refund of Taxes, make any extension or waiver of any applicable statute of limitations with respect to Taxes, take any Tax position that is inconsistent with past practice, or take any similar action relating to the filing of any Tax Return or the payment of any Tax;

(h) The Seller shall not enter into any transaction between the Seller on the one hand and the Owner or any Affiliate thereof, or any other current or former officer, director, employee, leased employee or independent contractor of the Seller or its respective Affiliates on the other hand;

(i) The Seller shall not sell, transfer, assign, license, lease or make any other conveyance of any interest in, or waiver of any right with respect to, the Purchased Assets, or any of them, except (i) for the sale of Inventory in the ordinary course of business or (ii) the sale of any fixed asset in the ordinary course of business which together with other fixed assets so disposed of and other assets which have been materially damaged or destroyed or lost have an aggregate fair market value of $20,000.00 or less;

(j) The Seller shall not modify, amend, cancel or terminate any Material Contract (except in the ordinary course of business consistent with past practice), or enter into any new Material Contract which extends beyond the Closing Date;

(k) The Seller shall not commit or agree to any capital expenditures which would constitute or give rise to any Lien or Assumed Liability;

(l) The Seller shall not make any change in the salary, bonus or other compensation of any director, officer, Employee, leased employee or independent contractor of the Seller, make any material increase or addition to other benefits to which any such Person may be entitled or the adopt or amend any Employee Plan;

(m) The Seller shall not adopt or put into effect any plan of merger, consolidation, reorganization, liquidation, dissolution, file a petition in bankruptcy under any provisions of federal or state bankruptcy law or consent to the filing of any bankruptcy petition against the Seller under any similar law;

(n) The Seller shall not sell, lease, sublease, license, subject to any Lien (other than a Permitted Lien) or otherwise encumber or dispose of (including through any sale-leaseback or similar transaction) any of its properties or assets, other than in the ordinary course of business consistent with past practice for an aggregate purchase price of less than $20,000.00;

(o) The Seller shall not (i) make or forgive any loans, advances or capital contributions to, or investments in, any Person, other than current trade accounts receivable incurred in the ordinary course of business consistent with past practice and cash advances to employees of the Seller for reimbursable travel and other business expenses incurred in the ordinary course of business consistent with past practice, (ii) incur, create, assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the Indebtedness or other obligations of any other Person, or (iii) enter into any “keep well” or other agreement to maintain any financial statement condition of another Person;

(p) The Seller shall (i) comply in all material respects with its obligations under the Material Contracts as such obligations become due, (ii) use commercially reasonable efforts to maintain insurance covering risks of such types and in such amounts as are consistent with its past practices, and (iii) use commercially reasonable efforts not to permit any insurance policy naming it as beneficiary or loss payable payee to be canceled or terminated;

(q) The Seller shall not enter into, conduct, engage in or otherwise operate any material new line of business;

(r) The Seller shall not terminate, waive any material rights under, materially amend or modify, or fail to use its commercially reasonable efforts to maintain, renew or comply with, any material Permit;

(s) The Seller shall not declare or pay any dividend, or make any other distributions (other than distributions to the Owner consistent with past practices); and

(t) The Seller shall not agree or commit to take any of the foregoing actions prohibited by this Section 6.1.

6.2 Third Party Consents; Conflicting Instruments. With respect to the Required Consents or to the extent requested by Purchaser with respect to any other consents or notices, the Seller shall use its commercially reasonable efforts to give any notices to or obtain the consent or waiver of any third party necessary in connection with the assignment and assumption of any of the Assumed Contracts, Assigned Permits, or Intellectual Property. If any required consent under any Contract or Permit is not obtained prior to Closing then (a) the applicable Contract or Permit shall not be assigned at the Closing, and (b) the Seller Parties will cooperate with Purchaser to provide Purchaser with the net benefits thereof, and to obtain such consent or waiver (or the issuance of new Permits to Purchaser) as soon as practical following Closing. The Parties acknowledge that some third parties may require Purchaser, the Seller or both to execute certain agreements or acknowledgments in connection with granting consent or giving waivers, and that such agreements and acknowledgments may include terms and conditions that conflict with, or purport to alter, the allocation of Retained Liabilities and Assumed Liabilities between the Parties as set forth in this Agreement. The Parties agree that, notwithstanding a conflicting term in any such instrument (whether made before or after the date hereof), as between the Parties, the terms in this Agreement shall govern the assignment and assumption of the applicable Assumed Contracts, Assigned Permits or Intellectual Property in all respects.

6.3 Employee Matters.

(a) It is the intention of Purchaser that substantially all current Employees listed on Schedule 3.16(a) of the Seller’s Disclosure Letter who are employed on the Closing Date will be offered employment with Purchaser. However, subject to Purchaser’s customary screening and conditions to employment, as applicable, Purchaser shall have the sole right to determine which current Employees will be offered employment or hired by Purchaser. Following the date hereof, the Seller will provide Purchaser with commercially reasonable assistance in the conduct of the interviewing and hiring of such Employees, including the distribution of pre-employment applications and benefits enrollment documentation. Prior to Closing, Purchaser shall notify the Seller of those Employees to whom it intends to make an offer of employment, and the Seller shall accept the resignation or otherwise terminate such Employees no later than immediately prior to the Effective Time. Each of the Seller’s employees hired at the Closing by Purchaser are referred to herein as “Continuing Employees.” For avoidance of doubt, nothing in this Agreement, expressed or implied, confers upon any Employee any rights or remedies, including any right to employment or continued employment for any specified period.

(b) The Seller will be responsible for all other compensation owed to Employees through their respective dates of termination from the Seller’s employ, whether or not accrued, including all wages, bonuses, commissions and incentive compensation, employment taxes, 401(k) contributions, profit sharing contributions, employee and Seller premiums for welfare benefit insurance coverage, business expenses and other reimbursements, severance, separation or change in control pay, and the payment of any deferred compensation, or similar benefits whether or not such obligations arise as a result of the transactions contemplated hereby. For avoidance of doubt, Purchaser shall not assume any obligations under any Employee Plan or any employment, bonus, severance, retention, change of control, termination agreement or similar benefit between any Seller Party and any Employee, including those resulting from the consummation of the transaction contemplated by this Agreement, all of which shall be Retained Liabilities. No later than the first regularly scheduled payroll date occurring on or after the Closing Date, the Seller shall pay each Continuing Employee (via payroll and subject to applicable withholding) all compensation owed to Employees through their respective dates of termination from the Seller’s employ, whether or not accrued, including all wages, bonuses (including change of control bonuses), commissions and incentive compensation, all accrued but unused vacation or other paid time off, employment taxes, 401(k) contributions, profit sharing contributions, employee and the Seller premiums for welfare benefit insurance coverage, business expenses and other reimbursements, severance, separation or change in control pay, and the payment of any deferred compensation, or similar benefits.

(c) Purchaser is not assuming any Employee Plan, and shall not be obligated to continue or maintain any particular benefit or component of any Employee Plan after the Closing, however Continuing Employees (and their spouses, dependents and beneficiaries) shall be eligible to become participants in all health, welfare and 401(k) employee benefit plans and programs available to Purchaser’s similarly situated employees, and Purchaser shall use commercially reasonable efforts to have any applicable eligibility period waived with respect to its health and welfare benefit plans offered to such Continuing Employees and provide prior service credit to such Continuing Employee for purposes of benefits eligibility. Notwithstanding the foregoing, nothing in this Agreement affects Purchaser’s ability to amend or terminate Purchaser’s employee benefits at any time, in its sole discretion.

(d) Notwithstanding anything herein to the contrary, from the Closing until October 1 ,2024 (the “Benefits Transition Period”), Seller shall use commercially reasonable efforts, at Purchaser’s sole cost and expense, to keep the Employee Plans with respect to health and welfare benefits in full force and effect for all Continuing Employees and Purchaser shall pay (or reimburse) the Seller for all costs and expenses incurred in connection therewith, including the costs and expenses incurred in connection with any claims under the Employee Plans during the Benefits Transition Period. The costs of continuing to provide health and welfare benefits under the Employee Plans for any partial month during the Benefits Transition Period shall be determined on a daily pro rata basis.

(e) With respect to any Employee who is not a Continuing Employee, Purchaser shall, if and to the extent required by Applicable Law, provide health care continuation coverage in the manner and to the extent required under COBRA to each individual who is deemed to be an “M&A qualified beneficiary” as defined in Treas. Reg. § 54.4980B-9 with respect to Seller’s group health plan as a result of any transactions or matters contemplated by this Agreement. Notwithstanding the foregoing, the Seller Parties shall be responsible for, and shall indemnify and reimburse the Purchaser for, all unreimbursed amounts incurred by it in connection with the performance or administration of such obligation with respect to any Employee who is not a Continuing Employee.

(f) Subject to the other terms of this Section 6.3, the Seller shall be solely responsible for all liabilities based upon, arising out of or relating to the Employee Plans, or the employment or termination by the Seller of the Seller’s current or former directors, officers, employees, or leased employees, whether asserted prior to, on or after Closing.

(g) Notwithstanding anything to the contrary in this Section 6.3, the Parties expressly acknowledge and agree that (i) this Agreement is not intended to create a contract between Purchaser, the Seller or any of their respective Affiliates on the one hand and any Employee on the other hand, and no Employee may rely on this Agreement as the basis for any breach of contract claim against Purchaser or the Seller, (ii) nothing in this Agreement shall be deemed or construed to require Purchaser to continue to employ any particular Employee for any period after Closing, and (iii) nothing in this Agreement shall be deemed or construed to limit Purchaser’s right to terminate the employment of any Continuing Employee during any period after the Closing Date.

(h) Other than any Transaction Payments set forth on Schedule 3.17(h) of Seller’s Disclosure Letter, no Seller Party shall pay any Continuing Employee any Transaction Payment or similar bonus or other payment without the prior consent of Purchaser.

6.4 Certain Tax Matters.

(a) All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the other Transaction Documents (including any real property transfer Tax and any other similar Tax) (collectively, “Transfer Taxes”) shall be borne and paid by the Seller when due. The Parties agree to execute and deliver to each other such resale, occasional sale, or similar certificates as may be requested in order to qualify for available exemptions from Transfer Taxes. The Seller shall, at its own expense, timely file any Tax Return or other document with respect to Transfer Taxes, and Purchaser shall cooperate with respect thereto as necessary. The Seller has notified (and Purchaser may notify) all of the Governmental Authorities in the jurisdictions that impose Taxes on the Seller or where the Seller has a duty to file Tax Returns of the transactions contemplated by this Agreement in the form and manner required by such taxing authorities. If any Governmental Authority asserts that the Seller is liable for any Tax, the Seller shall promptly pay any and all such amounts and shall provide evidence to the Purchaser that such liabilities have been paid in full or otherwise satisfied.

(b) The Seller shall include any items of income, gain, loss, deduction, and tax credit with respect to the sale of the Purchased Assets on the Seller’s federal, state, local and non- U.S. income Tax Returns for the Tax Period in which the Closing occurs.

(c) Purchaser shall prepare and file any property and similar ad valorem Tax Returns that are required to be filed with respect to the Purchased Assets that are filed after the Closing Date. To the extent not already deducted from the Base Price, the Seller shall pay to Purchaser the amount of any property and similar ad valorem Taxes with respect to the Purchased Assets allocable to the pre-Closing portion of any Straddle Period pursuant to Section 2.5 within five (5) Business Days of the receipt of a request from Purchaser for such payment.

(d) Any and all existing Tax indemnification, sharing, allocation, and similar agreements (whether written or not) binding upon the Purchased Assets or the Business shall be terminated as of the Closing Date.

6.5 Accounts Receivable. After the Closing, the Seller agrees to cooperate as reasonably requested by Purchaser with respect to the collection of any Accounts Receivable. Except as so requested, however, or as otherwise consented to by Purchaser, the Seller Parties agree to refrain from taking any action that could reasonably be expected to interfere with Purchaser’s collection of the Accounts Receivable. If the Seller receives a payment in respect of any Account Receivable after the Closing, it shall hold such payment in trust for Purchaser and shall remit such payments to the Purchaser no later than the close of business on the third (3rd) Business Day of the week following receipt thereof. From and after the Closing, Purchaser may open all mail and other communications addressed to Seller that it receives and that it believes relate to the Purchased Assets, the Assumed Liabilities or the Business, and may endorse without recourse the name of the Seller on any check or other payment instrument received by Purchaser on account of any Accounts Receivable. Purchaser will promptly forward to the Seller any such mail or other communications that do not relate to the Purchased Assets, the Assumed Liabilities or the Business.

6.6 Inventory. In connection with the Closing, Purchaser and the Seller shall perform a physical inventory accounting of the Inventory in a mutually agreeable manner (the “Inventory Inspection”). Prior to the Inventory Inspection, the Seller shall deliver to Purchaser a listing of all Inventory as of the date that the Inventory Inspection is scheduled to commence and shall permit Purchaser to perform the Inventory Inspection, including granting Purchaser’s designated personnel access to the Seller’s warehouses and any other locations where Inventory is located at reasonable times and upon reasonable notice such that there is no disturbance with Seller’s ordinary business operations.

6.7 Name. After the Closing, the Seller shall not utilize in connection with any business activity the name “High Mountain Door and Trim” or any other name that includes “High Mountain” or any other name or designation included in the Purchased Assets. In addition, no Seller Party shall, at any time from and after the Closing, make any trade name or other filing or otherwise register any business or Intellectual Property in any jurisdiction or with any Governmental Authority, to the extent such filing or registration involves any trade names used in the Business, including the name “High Mountain” or any other name or designation included in the Purchased Assets. Purchaser may, after the Closing, file all such documents necessary to register the Business or any Intellectual Property of the Seller as a trade or fictitious name in such jurisdictions as Purchaser shall deem necessary, and the Seller shall cooperate as reasonably requested in connection therewith, including execution of assignments or releases of such names with any Governmental Authority. Within five (5) Business Days after Closing, the Seller shall provide Purchaser with evidence that the Seller has filed the necessary documents to change its name with the Secretary of State of the State of Nevada to one that does not include and is not otherwise in any way similar to the Seller’s current name.

6.8 Public Announcements. Except as required by Applicable Law or to obtain any required consent or approval hereunder, none of Purchaser or any Seller Party shall disclose to the public or any third party (other than such Party’s Representatives) the terms of the transactions contemplated by this Agreement without the prior written consent of the other Parties. Furthermore, no Seller Party shall have any discussions with any member of the media regarding the transactions contemplated by this Agreement nor shall any Seller Party make any social media or other post or comment regarding the transactions contemplated by this Agreement. If any disclosure relating to the transactions contemplated hereby is required to be made under Applicable Law or to obtain any required consent or approval hereunder, Purchaser and the Seller Parties shall consult with each other in advance to the extent reasonably practicable as to the content and timing thereof, except that no consent shall be required with respect to disclosures required by Applicable Laws relating to securities. Notwithstanding anything to the contrary herein, following the date hereof, Seller and Purchaser shall agree upon a time and method whereby the Purchaser may announce the transactions contemplated by this Agreement to the employees of the Seller and conduct customary on-boarding activities; provided that any such announcement shall not disclose any of the terms of the transaction. Following the Closing, (i) a Party may announce to its employees, customers and suppliers that the transaction contemplated by this Agreement has been consummated; provided, however, that any such announcement shall not disclose any of the terms of the transaction, and (ii) Builders FirstSource, Inc. and the Owner may disclose the closing of the transactions contemplated by this Agreement, including the terms thereof, such as the purchase price and sales of the Business, in its periodic reports filed with the SEC, earnings releases and investor presentations; provided, however, that neither Builders FirstSource, Inc. shall not issue any press release, SEC report or similar disclosure the primary purpose or primary content of which is the disclosure of the transaction; provided, further, that (i) Owner shall not issue any press release, or similar disclosure the primary purpose or primary content of which is the disclosure of the transaction and (ii) Owner shall provide Purchaser with an opportunity to review any Current Report on Form 8-K and shall use reasonable best efforts to avoid identifying Purchaser or its Affiliates by name in the body of the Current Report on Form 8-K.

6.9 Restrictive Covenants.

(a) Non-Competition. Each of the Seller Parties agrees that throughout the Restricted Period, it shall not, directly or indirectly, either individually, in partnership, jointly, or in conjunction with, or on behalf of, any Person: (i) engage in the Business, other than Permitted Business Activities, within the Territory; or (ii) otherwise associate with, obtain any interest in, advise, consult, lend money to, guarantee the debts or obligations of, perform services for, or otherwise participate in the ownership, management, or control of any Person engaged in the Business, other than Permitted Business Activities, within the Territory.

(b) No Solicitation or Interference with Business Relationships. Each of the Seller Parties agrees that, for the duration of the Restricted Period, it shall not, directly or indirectly, (i) solicit or assist any third party in soliciting, the business of any Restricted Customer with respect to the Business, (ii) attempt or seek to cause, or assist any third party in attempting or seeking, to cause any Restricted Customer to refrain in any respect (including a reduction in purchase volume) from acquiring from or through Purchaser or any of its Affiliates any product or service of Purchaser or any of its Affiliates offered as part of the Business, or (iii) attempt, or assist any third party in attempting or seeking, to cause, any adverse interference with the business relationship between Purchaser or any of its Affiliates and any of their respective suppliers or vendors. For purposes of this Agreement, “Restricted Customer” means any Person that is or, in the twenty-four (24) months prior to the date of this Agreement was, an actual or prospective customer of the Business or the Seller. For the avoidance of doubt, the solicitation of a Restricted Customer to provide goods or services to such Restricted Customer outside of the Territory shall not be deemed a violation of this Section 6.9(b).

(c) No Solicitation or Interference with Employees. Each of the Seller Parties agrees that, for the duration of the Restricted Period, it shall not, directly or indirectly, hire, solicit, request or induce any Continuing Employee to terminate his or her employment with Purchaser or any of its Affiliates or enter the employ of any other Person.

(d) Nondisparagement. Each of the Seller Parties agrees that it will not, at any time, knowingly make or cause to be made any statements with the intent to disparage or damage the reputation of the Business, Purchaser, the parent company or any direct or indirect Subsidiary of Purchaser, or any current officers and directors of Purchaser.

(e) Protected Information. From and at all times after the Closing, each of the Seller Parties shall, shall cause its respective Affiliates to, and shall use its reasonable best efforts to cause its and their respective Representatives to: (i) hold in strict confidence any and all Confidential Information, whether written or oral, concerning the Business or the Purchased Assets, and (ii) not sell or use Confidential Information for such Person’s own direct or indirect benefit or the benefit of any other Person except to the extent that such Seller Party can show that such information (x) is generally available to and known by the public through no fault of a Seller Party, any of its Affiliates or their respective Representatives; or (y) is lawfully acquired by such Seller Party, Affiliate or Representative from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If any Seller Party, its Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Applicable Law, the affected Seller Party shall promptly notify Purchaser in writing and shall cause the applicable party to disclose only that portion of such information which it is advised by its counsel in writing is legally required to be disclosed, provided that such Seller Party shall cooperate with Purchaser to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information, at Purchaser’s sole cost and expense. Each Seller Party acknowledges and agrees that Purchaser or its Affiliates shall, at the Closing, become the exclusive owners of the Confidential Information and that the Seller Parties shall cease to have any right, title or interest therein. For purposes of this Agreement, “Confidential Information” means information of or concerning the Business, Purchased Assets, or the Seller including Trade Secrets, not generally known to the public, including, to the extent consistent with the foregoing, financial statements, financial projections and budgets, customer and sales data, capital spending budgets and plans, and the names of key personnel, customer requirements, price lists, market studies, business plans, systems, structures and architectures. The foregoing shall not limit any protections or benefits available to Purchaser with respect to trade secrets under Applicable Law.

(f) Acknowledgment; Separate Covenants; Enforcement. Each Seller Party acknowledges that it will receive significant consideration in connection with the Closing of the transaction contemplated by this Agreement. Each Seller Party further acknowledges that Purchaser wishes to protect the customer relationships, goodwill, Trade Secrets and other Confidential Information of the Business being acquired by Purchaser under this Agreement, and each Seller Party is agreeing to and making the covenants contained in this Section 6.9, among other things, to induce Purchaser to engage in and consummate the transactions contemplated by this Agreement. Each Seller Party acknowledges that the consideration received by the Seller (and indirectly, by the Owner) pursuant to this Agreement constitutes good, valuable, adequate and sufficient consideration for such covenants and the obligations of each Seller Party hereunder. Each Seller Party agrees that each of the covenants and agreements set forth in this Section 6.9 is and shall be deemed and construed as a separate and independent covenant and agreement. If any such covenant or agreement or any part thereof is held invalid, void or unenforceable by any court of competent jurisdiction as to any one or more Seller Parties, then (x) the covenant or agreement shall be modified, as to such Seller Party only, to the least extent necessary to make it valid and enforceable, and (y) such invalidity, voidness or unenforceability shall not apply to any other Seller Party and will in no way render invalid, void or unenforceable any other part of this Agreement. Each Seller Party acknowledges and agrees that the restrictions contained herein are reasonable and necessary to protect Purchaser’s legitimate business interest and, if violated, would cause Purchaser irreparable harm for which monetary damages would not be an adequate remedy. Accordingly, each Seller Party agrees that if any portion of this Section 6.9 is breached, then Purchaser may at its election in any court of competent jurisdiction, and in addition to any other remedy available to it, seek to obtain specific performance of such provision or seek to enjoin such Seller Party from engaging in the activities proscribed by this Section 6.9, in each case without any requirement to post a bond for such purpose. Notwithstanding anything set forth in this Agreement, Purchaser is expressly permitted to disclose the existence of this Section 6.9 or any obligation set forth in this Section 6.9 to any Person with whom a Seller Party conducts business or proposes to conduct business in a manner that may violate this Section 6.9.

6.10 Expenses. Except as otherwise specifically set forth in this Agreement, each Party will bear its own expenses in connection with the transactions contemplated by this Agreement and in connection with all obligations required to be performed by it under this Agreement.

6.11 Cooperation; Further Assurances; Seller Parties Manner of Acting.

(a) The Purchaser and the Seller Parties agree to reasonably cooperate with each other in connection with any actions reasonably required to be taken as part of their respective obligations under this Agreement and otherwise use their reasonable best efforts to consummate the transactions contemplated by this Agreement as soon as practicable.

(b) Each of Purchaser and the Seller Parties will from time to time after the Closing, upon the reasonable request of any of them, deliver to the designated Party such further bills of sale and assignments, documents of title and other instruments necessary or desirable to effect, preserve, maintain or document the transfers of the Purchased Assets contemplated herein, and the other transactions contemplated herein, in the manner and on the terms and conditions set forth herein. Each of Purchaser and the Seller Parties shall also, from time to time after the Closing and at its own expense, upon the reasonable request of either the Seller or Purchaser, respectively, deliver to the designated Party such further instruments of assumption or other documents as may be necessary or desirable to effect, preserve, maintain or document the assumption of the Assumed Liabilities in the manner and on the terms and conditions set forth herein.

6.12 Access. The Seller Parties will afford to the Purchaser and its Representatives reasonable access, during normal business hours upon reasonable notice throughout the period prior to the Closing, to each of the Seller’s respective facilities, books, financial information (including working papers and data in the possession of the Seller’s independent public accountants), Contracts and records of Seller and, during such period, will furnish such information concerning the businesses, properties and personnel of Seller and its Subsidiaries as the Purchaser may reasonably request. However, (i) such investigation will not unreasonably disrupt Seller’s operations; (ii) such investigation shall not include the sampling of the soil, groundwater, surface water, indoor or outdoor air or vapors at any of Seller’s facilities, without the Seller’s prior written consent; and (iii) the Seller Parties will not be required to disclose any information that would jeopardize attorney-client privilege, contravene any applicable Law or violate any agreement binding on the Seller Parties as of the date of this Agreement; provided, however, if any material is withheld by the Seller Parties pursuant to the preceding clause, it shall provide Purchaser with a reasonably detailed description and summary of the information that is being withheld and cooperate in good faith to design and implement alternative disclosure arrangements to enable Purchaser to evaluate any such information without jeopardizing such privilege, contravening such Law or violating such agreement.

6.13 No-Shop. Until the earlier of the Closing or the valid termination of this Agreement, no Seller Party shall directly or indirectly, through any officer, director, manager, employee, Affiliate, agent, intermediary or representative of any Seller Party or otherwise: (a) solicit, initiate or encourage submission of proposals or offers from any Person relating to any purchase of the Seller’s assets, other than any purchase of assets in the ordinary course of business consistent with past practice or any purchase of immaterial assets, or any equity interests or any merger, consolidation, share exchange, business combination, recapitalization, reclassification or other similar transaction involving the Seller or the Business (an “Acquisition Proposal”); (b) participate in any discussions or negotiations regarding, or furnish to any other Person any information with respect to, or otherwise respond to, cooperate or encourage, any effort or attempt by any other Person to make an Acquisition Proposal; or (c) enter into any agreement, arrangement or understanding with respect to an Acquisition Proposal or any other transaction that would require the Seller Parties to abandon, terminate or refrain from consummating the transactions contemplated hereby. The Seller Parties shall promptly (and in any event within one Business Day of learning of the relevant information) notify Purchaser if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing, together with the material details of such proposal, offer, inquiry or contact, and, to the extent not prohibited by any confidentiality obligations existing as of the date of this Agreement, the identity of the potential purchaser.

6.14 Pre-Closing Warranty Claims.

(a) For purposes of this Section 6.14, the following capitalized terms used herein shall have the meanings set forth below:

(i) “Pre-Closing Warranty Claims” means any product or service warranty, defect, or similar claim with respect to any work that was in progress or completed by the Seller for a customer prior to the Effective Time.

(ii) “Warranty Work” means any work reasonably and commercially necessary to satisfy Pre-Closing Warranty Claims where such work, with respect to each individual Pre-Closing Warranty Claim (A) is reasonably requested by current or former customers of the Business, (B) requires the Business to perform repair, replacement or similar work to satisfy the Pre-Closing Warranty Claims and (C) does not require any employee of the Business or independent contractor to devote a significant amount of time in excess of what is typical in such a volume or manner that would prevent such employees or independent contractors from performing his or her day-to-day duties for the Business.

(b) Purchaser shall be obligated to perform all Warranty Work for Pre-Closing Warranty Claims and shall perform such work in a diligent and workmanlike manner. Purchaser shall be responsible for all direct costs related to the performance of any and all Warranty Work in an amount up to an aggregate amount of $10,000.00 and the Seller Parties shall reimburse and indemnify Purchaser for all direct costs incurred by Purchaser in connection with the Warranty Work in excess of $10,000.00, in the aggregate.

ARTICLE 7
INDEMNIFICATION

7.1 By Seller Parties. Subject to the terms and conditions of this Article 7, from and after the Closing, the Seller Parties, jointly and severally, agree to indemnify and defend Purchaser, its Affiliates, their respective officers, directors and Representatives, and each of their respective successors and assigns (each a “Purchaser Indemnified Party”) and shall hold each of them harmless from and against any and all Losses suffered by a Purchaser Indemnified Party arising out of, in connection with or resulting from:

(a) any inaccuracy or breach (or in the case of a Third Party Claim, any alleged breach) of a representation or warranty of a Seller Party set forth in this Agreement or any agreement, instrument or certificate delivered in connection herewith;

(b) any breach of or failure to comply with any covenant or agreement made by a Seller Party in this Agreement or any agreement or instrument delivered in connection herewith;

(c) any Excluded Asset or Retained Liability;

(d) any liabilities, obligations or duties under the Lease to the extent (i) arising out of the operation of the Business prior to the Closing or Seller’s occupancy of the Real Property under the Lease prior to the Closing or (ii) primarily arising out of any other facts, circumstances or events existing or occurring prior to the Closing; or

(e) Any Action related to the transactions contemplated hereby or Seller’s application or distribution of the proceeds from the sale of the Purchased Assets hereunder brought by any current or former investor in the Owner or any current or former holder of any equity, debt, convertible, derivate or other securities of the Owner.

Each of Section 7.1(a) through Section 7.1(e) shall be deemed to be an independent basis for indemnification, provided no Person shall be entitled to more than one recovery for the same Loss. The indemnification provided by this Section 7.1 shall encompass claims of a Purchaser Indemnified Party for any Loss sustained by a Purchaser Indemnified Party whether or not involving any Action by a third party.

7.2 By Purchaser. Subject to the terms and conditions of this Article 7, from and after the Closing, Purchaser agrees to indemnify and defend the Seller Parties, their Affiliates, and their respective officers, directors and Representatives, and each of their respective successors and assigns (each a “Seller Indemnified Party”) and shall hold each of them harmless, from and against any and all Losses suffered by a Seller Indemnified Party arising out of, in connection with or resulting from:

(a) any inaccuracy or breach (or in the case of a Third Party Claim, any alleged breach) of a representation or warranty of Purchaser set forth in this Agreement or any agreement, instrument or certificate delivered in connection herewith;

(b) any breach of or failure to comply with any covenant or agreement made by Purchaser in this Agreement or any agreement or instrument delivered in connection herewith;

(c) the Assumed Liabilities;

(d) the operation or conduct of the Business, or operations, actions or matters related to the Premises, following the Closing Date, excluding any Losses arising out of or resulting from any breach by the Seller Parties of the representations and warranties in Article III hereof; or

(e) any liabilities, obligations or duties under the Lease to the extent (i) arising out of the operation of the Business after the Closing or Purchaser’s occupancy of the Real Property under the Lease after the Closing or (ii) primarily arising out of any other facts, circumstances or events existing or occurring after the Closing.

Each of Section 7.2(a) through 7.2(e) shall be deemed to be an independent basis for indemnification under each such subsection, provided no Person shall be entitled to more than one recovery for the same Loss. The indemnification provided by this Section 7.2 shall encompass claims of a Seller Indemnified Party for any Loss sustained by a Seller Indemnified Party whether or not involving any Action by a third party.

7.3 Survival; Time Limitations.

(a) Each of the representations and warranties in this Agreement shall survive the Closing and shall remain in full force and effect until the date that is twelve (12) months from the Closing Date (such date, the “General Expiration Date”); except for the representations and warranties in (i) Sections 3.1(a), (c) and (d), 3.2(a), 3.4, the last sentence of 3.8(a), the last sentence of 3.8(c)(ii), 3.21, 3.22, 4.1, 4.2 and 4.4, each of which shall survive the Closing and terminate on the date which is six years after the Closing Date, and (ii) Sections 3.13, 3.15 and 3.17, each of which shall survive the Closing and shall terminate upon the expiration of the statute of limitations applicable to the representation and warranties which gave rise to such claim expires (the representation and warranties set forth in clauses (i) and (ii) of this Section 7.3(a) are collectively referred to as the “Fundamental Representations”).

(b) All covenants and agreements of the Parties contained herein shall survive the Closing indefinitely or for the period specified therein, if any.

(c) Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non- breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation, warranty or covenant, and such claims, along with the obligations under this Article 7 with respect to such claims, shall survive until finally resolved.

(d) The Parties acknowledge and agree that the representations, warranties, and covenants of the Seller Parties in this Agreement are a material inducement to Purchaser’s execution and delivery of and performance of its obligations under this Agreement and the Transaction Documents. The representations, warranties and covenants of the Seller Parties, and each Purchaser Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of any Purchaser Indemnified Party (including by any of its Representatives) or by reason of the fact that any Purchaser Indemnified Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate.

7.4 Additional Limitations.

(a) Subject to subparagraph (c) below, the Seller Parties will not be required to indemnify any Purchaser Indemnified Party pursuant to Section 7.1(a), until the aggregate amount of all Losses subject to indemnification pursuant to such Section exceeds an amount equal to $85,000 (the “Basket”), in which event the Seller Parties shall be required to pay or be liable for all such Losses from the first dollar of such Losses. Subject to paragraph (c) below, the aggregate amount of all Losses for which the Seller Parties shall be liable pursuant to Section 7.1(a) in the aggregate shall not exceed an amount equal to $1,700,000 (the “Cap”). For the purposes of determining whether a breach or a representation or warranty has occurred and the amount of any Losses resulting from such breach, materiality, Material Adverse Effect, and other similar qualifiers shall be disregarded.

(b) Subject to subparagraph (c) below, Purchaser will not be required to indemnify any Seller Indemnified Party for breaches of representations or warranties pursuant to Section 7.2(a) until the aggregate amount of all Losses subject to indemnification pursuant to such Section exceeds the Basket, in which event the Purchaser shall be required to pay or be liable for all such Losses in excess of the Basket. The aggregate amount of all Losses for which the Purchaser shall be required to pay or be liable for breaches of representations or warranties pursuant to Section 7.2(a) shall not exceed the Cap.

(c) Notwithstanding anything to the contrary, the Basket and Cap described above shall not apply with respect to any Fundamental Representation or, for avoidance of doubt, fraud or a breach of any covenant or agreement made herein. The aggregate amount of all Losses for which the Seller Parties shall be liable pursuant to Section 7.1(a) solely with respect to any breach or inaccuracy of any Fundamental Representation shall be an amount equal to the Base Price.

7.5 Procedure for Claims and Satisfaction. All claims for indemnification under this Article 7 will be resolved in accordance with the following procedures. A party seeking to be indemnified hereunder is referred to as the “Indemnified Party,” and the party or parties from whom indemnification hereunder is sought are referred to herein as the “Indemnifying Party.”

(a) Defense of Third Party Claims.

(i) Notice of Claim; Acknowledgment. If a claim or demand for indemnification hereunder is asserted by an Indemnified Party as a result of a claim or demand asserted by a Person not a Party, an Affiliate thereof, or a successor or assign of a Party or an Affiliate thereof (a “Third Party Claim”), then the Indemnified Party will give prompt notice of such claim or demand (the “Claim Notice”) to the Indemnifying Party, provided, however, any delay in giving a Claim Notice shall not affect the Indemnifying Party’s obligations hereunder except to the extent that the Indemnifying Party is actually prejudiced by such failure. The Indemnifying Party shall have the right to defend such Third Party Claim, at its expense, with counsel of its choice (subject to approval of the Indemnified Party, which will not be unreasonably withheld, conditioned or delayed), provided that it gives the Indemnified Party notice (the “Notice of Defense”) within twenty-one (21) days after the receipt (or deemed receipt) of the Claim Notice, stating that such claim is indemnifiable under this Agreement and the Indemnifying Party is defending the Third Party Claim and provides evidence of Indemnifying Party’s financial ability to satisfy any such claim. If the Indemnifying Party defends a matter that involves a Person with whom any Indemnified Party has a business relationship, the Indemnifying Party will undertake such defense in a manner that has due regard for such Indemnified Party’s relationship with such Person.

(ii) Control of Defense; Exceptions. Notwithstanding anything to the contrary in this Section 7.5: (A) the Indemnified Party will be entitled to participate in the defense of a Third Party Claim and to employ counsel of its choice for such purpose at its own expense; and (B) the Indemnified Party will be entitled to have, or if applicable, to assume control of the defense of such claim, and the Indemnifying Party will pay the reasonable fees and expenses of lawyers retained by the Indemnified Party, if: (1) the Indemnifying Party either failed to give a timely Notice of Defense or has failed or is failing to prosecute or defend such claim or action, (2) criminal penalties or equitable relief could be imposed on the Indemnified Party in connection with the Third Party Claim, (3) such Third Party Claim involves a Major Customer, or (4) the Indemnified Party reasonably believes that its anticipated Losses in connection with such Third Party Claim is expected to exceed the Indemnifying Party’s exposure in respect thereof, taking into account the Cap, if applicable, and the then-current balance of funds available in the Holdback Amount.

(iii) Settlement. An Indemnifying Party shall not unilaterally settle any Third Party Claim without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld) unless such settlement will not lead to financial Liability or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all Liabilities in connection with the Third Party Claim.

(iv) Other. If the Indemnifying Party does not deliver a timely Notice of Defense as provided above or is not defending a Third Party Claim by reason of Section 7.5(a)(ii) or otherwise, then it will be deemed to have irrevocably waived its right to defend or settle such claims, but it will have the right, at its expense, to attend, but not otherwise participate, in proceedings with such third parties.

(b) Direct Claims. Any claim for indemnification hereunder for a Loss which does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice after the Indemnified Party determines that it has a Direct Claim to assert, provided, however, that any delay in giving notice will not affect the Indemnifying Party’s obligations hereunder except to the extent that the Indemnifying Party is actually prejudiced by such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail and indicate the estimated amount, if known, of the Loss that has been or may be sustained by the Indemnified Party (which estimate shall not prejudice any final determination). The Indemnifying Party shall have thirty (30) days after its receipt (or deemed receipt) of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its Representatives to reasonably investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim. If the Indemnifying Party does not so respond within the 30-day period referenced above, the Indemnifying Party shall be deemed to have approved such claim.

(c) Payment and Holdback Release.

(i) Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this Article 7, the Indemnifying Party shall satisfy its obligations within ten (10) Business Days, provided, however, that with respect to any amounts payable hereunder by the Seller Parties the amount thereof shall be paid first from the Holdback Amount, to the extent funds are available therein. If an amount payable hereunder by the Seller Parties is greater than the then-current balance of the Holdback Amount, then the entire balance of the Holdback Amount shall be released to Purchaser and the excess shall be payable directly by the Seller Parties.

(ii) Within five (5) Business Days following the date which is twelve (12) months after the Closing Date (the “Holdback Release Date”), any remaining balance of the Holdback Amount, less any Pending Claim Amount, shall be released and paid to Seller. A “Pending Claim Amount” means an amount equal to a reserve reasonably determined by Purchaser in good faith for actual and verified Losses or Losses that are reasonably expected to be incurred in connection with any then-pending claim arising out of this Agreement that remains outstanding and unresolved as of the Holdback Release Date. For the avoidance of doubt, the release or unavailability of the Holdback Amount shall not relieve the Seller Parties of their indemnification obligations hereunder.

(d) Exigent Circumstances. Notwithstanding any provision set forth in this Agreement, this Section 7.5 shall not be construed to reduce or lessen the obligation of the Indemnifying Party under this Article 7 if prior to the expiration of the thirty (30) day notice period described above in Section 7.5(a) or 7.5(b) the Indemnified Party shall take action with respect to a claim (whether or not a Third Party Claim) if the Indemnified Party believes in good faith that such action is reasonably required to avoid personal injury, minimize or reduce the amount of the Loss incurred in respect thereof or avoid a forfeiture or penalty imposed by Applicable Law.

(e) Treatment of Indemnity Payments. Any indemnity payments made pursuant to Article 7 shall be deemed to be, and each of Purchaser and the Seller Parties shall treat such payments as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Applicable Law.

(f) Other. In calculating amounts payable to an Indemnified Party, the amount of any Loss shall be computed net of payments actually recovered by the Indemnified Party under any insurance policy with respect to such Losses. Each Indemnified Party shall take, and cause its Affiliates to take, to the extent required by Applicable Law, all commercially reasonable steps to mitigate any Losses upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise to such Losses.

7.6 Exclusive Remedy. Other than the rights of the Parties to seek specific performance, injunctive or equitable relief as specifically set forth in this Agreement, the provisions of this ARTICLE 7 and Sections 2.3, 2.6 and 6.3 set forth the sole and exclusive rights and remedies of the parties hereto for any breach of this Agreement or otherwise relating to the subject matter of this Agreement and the transactions contemplated by this Agreement; provided, however, in no way shall this Section 7.6 limit any of the Parties’ rights and remedies under the other Transaction Documents. Notwithstanding the foregoing, the limitations in this Section 7.6 shall not apply with respect to any fraud committed by a Party in connection with this Agreement or the transactions contemplated by this Agreement.

ARTICLE 8
TERMINATION

8.1 Termination. This Agreement will terminate prior to Closing:

(a) upon the mutual written agreement of the Seller and the Purchaser;

(b) upon written notice by either Purchaser to the Seller, on the one hand, or the Seller to the Purchaser, on the other hand, if following the date of this Agreement, any Governmental Authority issues, enacts, promulgates, or enforces any Applicable Law or order or decree (that is final and non-appealable and that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the transactions contemplated hereby; provided, that no Party may terminate this Agreement pursuant to this Section 8.1(b) if such Applicable Law or order or decree is primarily attributable to a failure on the part of such Party to perform any covenant under this Agreement in all material respects (which, in the case of the Seller, shall apply with respect to any failure of the Seller Parties to perform any covenant under this Agreement in all material respects);

(c) upon written notice by either Purchaser to the Seller, on the one hand, or the Seller to the Purchaser, on the other hand, if the Closing has not occurred on or before October 1, 2024 (the “Outside Date”), except that no Party may terminate this Agreement pursuant to this Section 8.1(c) if such failure to satisfy the applicable conditions to Closing by the Outside Date (as may be extended pursuant to this Section 8.1(c)) is primarily attributable to a failure on the part of such Party to perform any covenant under this Agreement in all material respects (which, in the case of the Seller, shall apply with respect to any failure of the Seller Parties to perform any covenant under this Agreement in all material respects);

(d) upon written notice from the Purchaser to the Seller if the Seller Parties have breached any of their representations, warranties, covenants or obligations contained in this Agreement that would give rise to a failure of any condition precedent set forth in Section 5.3 (excluding conditions that by their nature are to be satisfied at the Closing) which breach has not been waived by the Purchaser and cannot be or has not been cured by the earlier of the Outside Date or fourteen (14) days after the giving of notice by the Purchaser specifying such breach and on the condition that such failure does not result from any breach by the Purchaser of its representations, warranties, covenants or agreements contained in this Agreement; or

(e) upon written notice from the Seller to the Purchaser if the Purchaser has breached any of its representations, warranties, covenants or obligations contained in this Agreement that would give rise to a failure of any condition precedent set forth in Section 5.4 (excluding conditions that by their nature are to be satisfied at the Closing) which breach has not been waived by the Seller and cannot be or has not been cured by the earlier of the Outside Date or fourteen (14) days after the giving of notice by the Seller specifying such breach, so long as the failure does not result from any breach by the Seller Parties of their representations, warranties, covenants or agreements contained in this Agreement.

8.2 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, all further obligations of the Parties under this Agreement will become null and void and of no further force or effect, except that (a) the provisions of Section 6.12 and Article 9 and will survive, and (b) if this Agreement is terminated by a Party because of the material and willful breach of this Agreement by the other party or because one or more of the conditions to the terminating Party’s obligations under this Agreement is not satisfied as a result of the other Party’s material and willful breach of its obligations under this Agreement, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired.

ARTICLE 9
MISCELLANEOUS

9.1 Definitions. For purposes of this Agreement, certain defined terms (and variations thereof) have the meanings specified or referred to in Appendix I. Other terms are defined throughout the body of this Agreement.

9.2 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, by mail (certified or registered mail, return receipt requested), by reputable overnight courier or by e-mail transmission (receipt of which is confirmed):

If to Seller or Owner:	1847 Holdings LLC 590 Madison Avenue 21st Floor New York, NY 10022 Attention: Ellery Roberts Email:

with a copy to:	Bevilacqua PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Email:

If to Purchaser:	BFS Group LLC
c/o Builders FirstSource, Inc.
6031 Connection Drive, Suite 400
Irving, Texas 75039
E-mail:
Attention: Tim Johnson, Executive Vice President,
Corporate Secretary and General Counsel
Andrew Whitcomb, Vice President, Mergers &
Acquisitions

with a copy to:	Alston & Bird LLP One Atlantic Center 1201 W. Peachtree Street, Suite 4900 Atlanta, GA 30309 E-mail: Attention: Kyle Healy & John Schippert

Any Party sending a notice, demand, request or other communication by email transmission shall also send a hard copy of such notice, demand, request or other communication by one of the other means of providing notice set forth in this Section 9.2.

9.3 Remedies Cumulative. Subject to the limitations set forth in Section 7.6, the rights and remedies specified in any provision of this Agreement are in addition to all the rights and remedies a Party may have under any other provision of this Agreement or Applicable Law, including any right to equitable relief and any right to sue for damages under this Agreement, and all such rights and remedies are cumulative, provided no Person shall be entitled to more than one recovery for the same Loss. Without limiting the foregoing, no exercise of a remedy shall be deemed an election excluding any other remedy (any such claim by any other Party being hereby waived).

9.4 Entire Agreement; Amendment; Waiver; Severability. This Agreement shall be deemed to have incorporated by reference all of the appendices, schedules and exhibits referred to herein to the same extent as if such appendices, schedules and exhibits were fully set forth herein. This Agreement and the appendices, schedules and exhibits attached hereto represent the entire understanding and agreement among the Parties with respect to the subject matter hereof and shall supersede any prior agreements and understandings among the Parties with respect to that subject matter. This Agreement may not be amended or modified except by a written instrument executed by an authorized officer of each of the Parties. The granting of any waiver with respect to any failure to comply with any provision of this Agreement shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply with any provision of this Agreement, and no waiver of any provision hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, and a waiver with respect to any individual failure, breach or default shall not act as a waiver in respect of any other failure, breach or default not expressly identified by such written waiver. If any term, provision, covenant or restriction of this Agreement, or any part thereof, is held by a court of competent jurisdiction or any other Governmental Authority to be invalid, void, unenforceable or against public policy for any reason, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

9.5 Assignment; Successors and Assigns. This Agreement shall bind and inure to the benefit of and be enforceable by the Parties hereto, and their respective successors and permitted assigns, but no assignment of this Agreement or any of the rights or obligations set forth herein shall relieve any Party of its obligations hereunder. No Party may assign its rights or obligations hereunder without the prior written consent of the other Parties, which consent shall not be unreasonably withheld or delayed; provided, however, Purchaser may, without the written consent of the Seller Parties, assign all or a portion of its rights under this Agreement to one or more of its Affiliates.

9.6 Governing Law. This Agreement shall be controlled, construed and enforced in accordance with the laws of the State of Delaware, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction.

9.7 Seller’s Disclosure Letter. The Seller’s Disclosure Letter has been arranged, for purposes of convenience only, as a separately titled Seller’s Disclosure Letter corresponding to the Sections of Article 3. Any information set forth in any section of the Seller’s Disclosure Letter shall be considered to have been set forth in each other section of the Seller’s Disclosure Letter and shall be deemed to modify the respective representations and warranties in Article 3, in each case, solely to the extent that it is readily apparent on the face of the disclosure that the disclosure in one section of the Seller’s Disclosure Letter is applicable to such other section of the Seller’s Disclosure Letter. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Seller’s Disclosure Letter is not intended to imply that such amounts, or higher or lower amounts, or the items so included or other items, are material or are or are not required to be disclosed or are within or outside of the ordinary course of business. The information contained in the Seller’s Disclosure Letter is disclosed solely for the purposes of this Agreement, and no information contained therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including of any violation of law or breach of any agreement. The information contained in the Seller’s Disclosure Letter is intended to qualify the representations and warranties in Article 3 but is not intended to constitute a representation or warranty itself for purposes of this Agreement except to the extent set forth herein. The Parties acknowledge and agree that the mere listing (or inclusion of a copy) of a document or other item in the Seller’s Disclosure Letter shall not be adequate to disclose an exception to a representation or warranty made in this Agreement, unless the representation or warranty has to do with the existence of the document or other item itself.

9.8 No Third Party Beneficiaries. Except as otherwise expressly provided in Article 7, the Parties do not intend to confer any benefit under this Agreement upon anyone other than the Parties, and nothing contained in this Agreement will be deemed to confer such benefit on any other Person.

9.9 Construction. The Parties agree that “including” and other words or phrases of inclusion, if any, shall not be construed as terms of limitation, so that references to “included” matters shall be regarded as nonexclusive, non-characterizing illustrations and equivalent to the terms “including, but not limited to,” or “including, without limitation.” Each Party acknowledges that it has had the opportunity to be advised and represented by legal counsel in the negotiation, execution and delivery of this Agreement, and accordingly agrees that if any ambiguity exists with respect to any provision of this Agreement, such provision shall not be construed against any Party solely because such Party or its Representatives were the drafters of any such provision. The captions and other headings contained in this Agreement are inserted for convenience of reference only and are in no way to be construed as part of this Agreement or as limitations on the scope of the particular articles, sections, paragraphs or other subdivisions to which they refer, and shall not affect the interpretation or meaning of this Agreement. “Article,” “Section,” “Subsection,” “Appendix,” “Exhibit” or “Schedule” refer to such item of or attached to this Agreement. Whenever the context requires, defined terms used in the singular shall include the plural and the plural shall include the singular.

9.10 Computation of Time. Time is of the essence with respect to all time periods and due dates in this Agreement. However, if the last day for the exercise of any privilege or the discharge of any duty under this Agreement falls upon a day which is not a Business Day, then the Party having such privilege or duty will have until 5:00 p.m. its local time on the next succeeding regular Business Day to exercise such privilege or to discharge such duty.

9.11 Dispute Resolution; Consent to Jurisdiction.

(a) In the event of any dispute or disagreement between or among any of the parties hereto following the Closing as to the interpretation of any provision of this Agreement or the performance of any obligations hereunder, including, but not limited to, any claim of indemnification pursuant to Article 7 that is the subject of a Claim Notice, such applicable parties shall promptly meet in a good faith effort to resolve the dispute or disagreement. If such applicable parties do not resolve such dispute or disagreement within thirty (30) calendar days, each such applicable party shall be free to exercise the remedies available to it specifically provided by this Agreement.

(b) THE PARTIES AGREE THAT JURISDICTION AND VENUE IN ANY ACTION BROUGHT BY ANY PARTY PURSUANT TO THIS AGREEMENT SHALL LIE EXCLUSIVELY IN FEDERAL OR STATE COURT LOCATED IN THE STATE OF DELAWARE. BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO SUCH ACTION. THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH ACTION. THE PARTIES FURTHER AGREE THAT THE MAILING BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, OF ANY PROCESS REQUIRED BY ANY SUCH COURT SHALL CONSTITUTE VALID AND LAWFUL SERVICE OF PROCESS AGAINST THEM, WITHOUT NECESSITY FOR SERVICE BY ANY OTHER MEANS PROVIDED BY STATUTE OR RULE OF COURT. THE PARTIES HERETO WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING UNDER THIS AGREEMENT OR ANY ACTION OR PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED HEREBY, REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION OR PROCEEDING.

9.12 Counterparts and Signatures. This Agreement may be executed in any number of counterparts, physically or digitally including but not limited to DocuSign or Adobe Sign, each of which will constitute an original, and all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or Portable Document Format (PDF) shall be as effective as delivery of a manually executed counterpart.

[This space intentionally left blank; signatures appear on following pages.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date indicated in the first sentence of this Agreement.

“PURCHASER”:

BFS GROUP LLC

By:	/s/ Tim Johnson
Name:	Tim Johnson
Title:	Executive Vice President, General Counsel & Corporate Secretary

[Signatures Continue on Following Page]

“SELLER”:

HIGH MOUNTAIN DOOR AND TRIM INC.

By:	/s/ Ellery W Roberts
Name:	Ellery W. Roberts
Title:	Chief Executive Officer

“OWNER”:

1847 HOLDINGS, LLC

By:	/s/ Ellery W. Roberts
Name:	Ellery W. Roberts
Title:	Chief Executive Officer

* * * * *

APPENDIX I

CERTAIN DEFINED TERMS

The terms set forth in the table below are defined on the page indicated.

A/R Adjustment Amount	12
A/R Adjustment Date	11
Accountant	10
Accounts Receivable	2
Acquisition Proposal	44
Agreement	1
Allocation Methodology	12
Assigned Permits	2
Assumed Contracts	2
Assumed Customer Deposit Liabilities	5
Assumed Liabilities	4
Assumed Payables	5
Base Price	7
Basket	47
Benefits Transition Period	38
Business	1
Cap	47
Claim Notice	47
Closing	30
Closing Date	30
Closing Date Payment Amount	8
Closing Net Working Capital	9
Confidential Information	42
Continuing Employees	37
Decrease Amount	11
Direct Claim	48
Disputed Item	10
Draft Purchase Price Allocation	12
EEOC	6
Effective Time	31
Employee Plans	26
Excess Amount	11
Excluded Assets	3
Excluded Inventory	9
Excluded Records	4
Files and Records	2
Final Determination Date	10

Financial Statements	14
Fundamental Representations	46
General Expiration Date	46
Holdback Amount	8
Holdback Release Date	49
Indemnified Party	47
Indemnifying Party	47
Inventory	2
Inventory Inspection	40
IP Assignment Agreement	32
IRS	12
Labor Laws	25
Leases	17
Major Customers	28
Major Suppliers	28
Material Contracts	19
Most Recent Balance Sheet	14
Net Working Capital	9
Notice of Defense	47
Offer Letters	31
Outside Date	50
Owned Personal Property	1
Owner	1
Parties	1
Party	1
Pending Claim Amount	49
Permits	21
Post-Closing Statement	9
Pre-Closing Tax Period	5
Premises	1
Purchase Price	7
Purchased Assets	1
Purchaser	1
Purchaser Indemnified Party	45
Qualified Inventory	9
Real Property	17
Resolution Period	10
Restricted Customer	41
Retained Liabilities	5
Seller	1
Seller Indemnified Party	45
Seller Insurance Policies	28
Seller Intellectual Property	3
Seller Parties	1
Seller Party	1
Straddle Period	11
Third Party Claim	47
Third Party Transaction Expenses	5
Transaction Payment	27
Transfer Taxes	39
WARN	25
WARN Acts	25

* * * * *

“Accounting Principles” means GAAP using the same accounting methods, principles, policies, practices and procedures used in preparing the Annual Financial Statements, applied on a consistent basis; provided, however, that to the extent any accounting methods, principles, policies, practices and procedures used in preparing the Annual Financial Statements are not in accordance with GAAP, GAAP shall apply unless such deviation is explicitly specified on Schedule I.

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” means, as to a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Persons specified, where “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Applicable Law” means all applicable provisions of any constitution, statute, common law, ordinance, code, rule, regulation, decision, order, decree, judgment, release, license, permit, stipulation or other official pronouncement enacted or issued by any Governmental Authority or arbitrator or arbitration panel.

“Business Day” means any day other than Saturday, Sunday or any day on which banks located in the State of Nevada are authorized or obligated to close.

“Contract” means any contract, agreement, commitment, arrangement, undertaking or understanding of any kind whatsoever, written or oral, together with all related amendments, modifications, and supplements thereto.

“Employee” means any person who is or was formerly employed by the Seller, including any individuals engaged through a temporary staffing or leasing agency.

“Environmental Claim” means any Action (including any written notice) by any Person alleging potential Liability (including potential Liability for investigatory costs, clean-up costs, Remedial Action, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) under any Environmental Law arising out of, based on or resulting from (i) the presence, or Release, of any Hazardous Material, or (ii) circumstances forming the basis of any violation, or alleged violation, by a Person under any Environmental Law or Environmental Permit.

“Environmental Law” means all applicable federal, state and local laws and regulations relating to pollution or protection of the environment, human health or human safety. Without limiting the generality of the foregoing, Environmental Law includes laws relating to Releases or threatened Releases of any Hazardous Material or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, disposal, transport or handling of any Hazardous Material and all laws and regulations with regard to record keeping, notification, disclosure and reporting requirements respecting any Hazardous Material.

“Environmental Permit” means each permit, approval, identification number, license, certificate and other authorization which is or may be required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute thereto.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that together with the Seller is, or previously was, required to be treated as a single employer under IRC Section 414 or ERISA Sections 4001(a)(14) or 4001(b) and the regulations thereunder.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any federal, state, local or foreign legislative, executive, judicial, quasi-judicial or other public authority, agency, department, bureau, division, unit, court or other public body.

“Hazardous Material” means any substance, chemical, compound, product, solid, gas, liquid, waste, byproduct, pollutant, contaminant or material that is classified or regulated as “hazardous” or “toxic” or otherwise regulated pursuant to Environmental Law, and includes asbestos-containing material, polychlorinated biphenyls and petroleum products.

“Indebtedness” means any of the following: (a) any indebtedness for borrowed money, negative cash balances and overdrafts, (b) any obligations evidenced by bonds, debentures, notes or other similar instruments, (c) any obligations pursuant to leases that are required to be treated as capitalized or finance leases under GAAP (whether or not they have been treated as capitalized or finance leases by the Seller in the past) or to pay the deferred purchase price of property or services, except trade accounts payable; (d) interest rate protection agreements, forward purchase agreements, commodity hedging agreements or similar hedging instruments; (e) any liabilities for any unpaid severance or deferred compensation obligations of the Seller together with all employer-side payroll taxes payable in connection therewith, (f) any payroll Taxes the payment of which was deferred under Section 2302 of the CARES Act from the period prior to the Closing to a period after the Closing, and (g) any guaranty or pledge in support of any of the foregoing, in each case, including all associated interest and all prepayment premiums, penalties and fees associated with the prepayment or retirement of any of the foregoing.

“Intellectual Property” means all (i) patents, (ii) trademarks, service marks, trade dress, trade names, slogans, logos, internet domain names, and corporate names (and all translations, adaptations, derivations, and combinations of the foregoing), together with all of the goodwill associated therewith, (iii) copyrights and copyrightable works (including mask works), (iv) registrations, applications and renewals for any of the foregoing, (v) computer software (including source code and object code), data, data bases and documentation thereof, and (vi) Trade Secrets and other Confidential Information, including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, business and marketing plans and customer and supplier lists and related information.

“IRC” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto.

“Knowledge,” “Knowledge of Seller,” “Seller’s Knowledge” and any derivation thereof means the actual knowledge of Ellery Roberts, Eric Vandam, Vernice Howard, Gayle Harris, Glyn Millburn, and John Berryman after due inquiry.

“Liabilities” means, with respect to any Person, any debt, liability, claim, expense, commitment or obligation of such Person (whether directly incurred or consequential, absolute or contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated, due or to become due) of every kind and description, including any liability for Indebtedness or for Taxes, and whether or not required under GAAP to be accrued on the financial statements of such Person.

“Lien” means any mortgage, deed to secure debt, deed of trust, security interest, lien, pledge, charge, right of refusal, encumbrance or adverse claim of any kind and any other security arrangement of any nature whatsoever, including any conditional sale or title retention arrangement, and any assignment, deposit arrangement or lease intended as, or having the effect of, security and the interest of a lessor or lessee under a lease treated as a capitalized lease under GAAP.

“Loss” means any losses, direct damages, consequential damages, liabilities, deficiencies, judgments, lost profits, interest, awards, penalties, fines, costs or expenses of whatever kind, including (i) related attorneys’, accountants’ and other professional advisers’ fees and expenses reasonably incurred, (ii) reasonable attorneys’ fees incurred in enforcing any right to indemnification under this Agreement to the extent such enforcement is successful, (iii) the cost of pursuing any insurance providers, and (iv) amounts paid in settlement in compliance with the terms of Section 7.5 (including any made in accordance with Section 7.5(a)(iii)); provided, however, that “Losses” shall not include punitive damages except in the case of fraud or to the extent actually awarded to a Governmental Authority or other third party.

“Material Adverse Effect” means any effect, event, change, fact, occurrence, circumstance or development, individually or in the aggregate, that would reasonably be expected to be materially adverse to the condition (financial or otherwise) or results of operations, assets, liabilities or business of the Business taken as a whole; provided, however, that Material Adverse Effect shall not include any effect, event, change, fact, or occurrence, directly or indirectly, arising out of attributable to (i) geopolitical conditions, any outbreak or escalation of war or major hostilities or any act of sabotage or terrorism (including without limitation the wars in Ukraine and Israel) or natural or man-made disasters or other force majeure events, (ii) changes in laws, GAAP or enforcement or interpretation thereof, (iii) general economic, financial, market or political conditions; (iv) changes or conditions that generally affect the industry and market in which the Seller operates, (v) changes in the financial, credit or other securities or capital markets, including changes in interest rates or foreign exchange rates, or in general economic, business, regulatory, legislative or political conditions or (vi) or disease, plague or pandemic (including without limitation COVID-19) and any Governmental Authority’s response to the same (including without limitation any shelter-in-place orders, quarantine requirements or travel restrictions), except, in the case of the foregoing clauses (i) through (vi) to the extent such changes or developments referred to therein have, or would reasonably be expected to have, a materially disproportionate impact on the Business as compared to other companies in the industries in which the Business operates.

“Organizational Documents” means, with respect to any business organization, as applicable, its certificate or articles of incorporation, by-laws, certificate or articles of formation, limited liability company or operating agreement, limited partnership agreement, or any comparable formation document, in each case, as amended, restated or supplemented through the date hereof.

“Permitted Business Activities” means the (i) ownership and operation of the businesses currently conducted by Kyle’s Custom Wood Shop, Inc., an Idaho corporation, and Sierra Homes, LLC d/b/a Innovative Cabinets & Design, a Nevada limited liability company or (ii) the acquisition, ownership and operation of the business currently conducted by CMD, Inc.

“Permitted Encumbrances” means easements, rights of way, zoning ordinances, and all other matters of record affecting the Real Property which do not, individually or in the aggregate, adversely interfere with the present use of such Real Property or otherwise materially impair or impact the Business.

“Permitted Lien” means any Lien either (i) imposed by Applicable Law for ad valorem property Taxes for the current Tax period that are not yet due and payable, or (ii) imposed by Applicable Law and incurred in the ordinary course of business for obligations not yet due and payable to landlords, carriers, warehousemen, laborers, materialmen or similar parties.

“Person” means any individual, sole proprietorship, partnership, joint venture, estate, trust, unincorporated organization, association, corporation, limited liability company, institution or other entity, including any that is a Governmental Authority.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater and surface or subsurface strata), or into or out of any property, including the movement of Hazardous Material through or in the air, soil, surface water, groundwater or property.

“Remedial Action” means any action or proceeding to (i) investigate, contain, clean-up, remove, treat or remediate any Hazardous Material, (ii) correct or prevent an Environmental Claim resulting from the prior treatment, storage or disposal of Hazardous Material or to recover the cost of either by a Governmental Authority or third party, (iii) remove any fill or implement any investigation, remediation, restoration or mitigation that may be required in connection with any dredging, filling or disturbance activities in any wetland or wetlands, as those terms are defined under Applicable Law, (iv) perform post-remedial operation, monitoring and care, and (v) respond to any request by any Governmental Authority for information relating to containment, clean-up, removal, treatment or remediation of Hazardous Material.

“Representatives” means, as applicable to any Person, any and all directors, officers, managers, employees, consultants, financial advisors, counsel, accountants, subcontractors and other agents of such Person.

“Restricted Period” means the period beginning at the Effective Time and ending on the date that is five years after the Closing Date.

“Seller’s Disclosure Letter” means Seller’s Disclosure Letter delivered by the Seller Parties to the Purchaser on the date of this Agreement.

“Target Net Working Capital” means an amount equal to $3,753,372.

“Tax” means any (i) tax imposed by any Governmental Authority, including income, estimated, franchise, business and occupation, profits, margin, gross margin, capital gains, capital stock, transfer, sales, use, escheat, unclaimed property, abandonment, occupation, property, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, withholding, ad valorem, value added, alternative minimum, environmental, customs, social security (or similar), employment, unemployment, workers compensation, sick pay, disability, registration and any other tax, assessment, charge, duty, fee, levy or other similar governmental charge, in each case, in the nature of a tax, whether disputed or not, together with any addition to tax, penalty and interest; (ii) any liability for the payment of any amount of a type described in clause (i) arising as a result of being or having been a member of any consolidated, combined, unitary or other group or being or having been included or required to be included in any Tax Return related thereto; and (iii) any liability for the payment of any amount of a type described in clause (i) or clause (ii) as a result of any obligation to indemnify or otherwise assume or succeed to the liability of any other Person.

“Tax Return” means any return, declaration, report, information return, claim for refund, statement, or other document, including any schedule or attachment thereto, and including any amendment thereof, relating to Taxes.

“Territory” means (i) the State of Nevada other than the Las Vegas–Henderson, NV CSA and (ii) the area that is within a 200 mile radius of 8895 Double Diamond Pkwy, Reno, NV 89521.

“Trade Secret” means information of a Party including technical or non-technical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans or a list of actual or potential customers or suppliers, that derives economic value, actual or potential, from not being generally known to and not being readily ascertainable by proper means by other Persons who can obtain economic value from its disclosure or use and is the subject of efforts which are reasonable under the circumstances to maintain its secrecy, and any other information that is a trade secret within the meaning of Applicable Law.

“Transaction Documents” means this Agreement and all other agreements, instruments, and documents contemplated hereby or delivered herewith.

* * *

EXHIBIT A

Location of the Premises

Real Property:

8895 Double Diamond Pkwy, Suite 120

Reno, NV 89521

EXHIBIT B

Allocation Methodology

The “amount realized” on the sale of the Purchased Assets pursuant to this Agreement (as determined for federal and state income tax purposes) shall be determined and allocated for federal income tax purposes among the Purchased Assets in accordance with IRC Section 1060.

The following table sets forth the agreed-upon fair market values of the Purchased Assets by Asset Class. References to “Asset Classes” correspond to the asset classes set forth in Treasury Regulation Section 1.338- 6(b)(2) (because IRC Section 1060 generally allocates the consideration paid for assets in the same manner as amounts are allocated under IRC Section 338 when an IRC Section 338 election is made).

Asset Class	Asset Description	Fair Market Value
I	Cash and Deposits	N/A; Excluded Asset
II	Actively traded personal property, Certificates of deposit, U.S. Government securities, Marketable securities, Foreign Currency	Fair market value of Class II assets on the Closing Date.
III	Accounts Receivable	Fair market value, defined as accounts receivable as reflected on the books of the Seller on the Closing Date, less a reasonable reserve for doubtful accounts, as determined by Purchaser.
IV	Inventory	Fair market value of Class IV assets on the Closing Date.
V	All assets other than Class I, II, III, IV, VI and VII	Fair market value of Class V assets on the Closing Date.
VI & VII	All IRC Section 197 intangible assets and Goodwill	Any remaining Purchase Price.